Exhibit 99.1

WEST FRASER TIMBER CO. LTD.

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”)

501-858 Beatty Street

Vancouver, British Columbia

V6B 1C1

1.2	Executive Officer

Chris Virostek

Vice-President, Finance and Chief Financial Officer

(604) 895-2700

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On February 1, 2021, West Fraser completed its previously announced acquisition (the “Acquisition”) of all of the issued and outstanding common shares (the “Norbord Shares”) of Norbord Inc. (“Norbord”).

Business of Norbord

The business of Norbord is described in the Annual Information Form of Norbord (“Norbord AIF”), which has been filed by Norbord on SEDAR and is attached as Schedule A to this Business Acquisition Report.

Also attached as Schedule B to this Business Acquisition Report is the Management’s Discussion and Analysis of Norbord for the year ended December 31, 2020 (the “Norbord MD&A”). The Norbord MD&A should be read in conjunction with the audited consolidated financial statements of Norbord as of and for the years ended December 31, 2020 and 2019 (the “Norbord Audited Financial Statements”) which are attached as Appendix A to this Business Acquisition Report. As the Acquisition was completed on February 1, 2021 following the end of the December 31, 2020 fiscal year, the Norbord AIF and the Norbord MD&A reflect the operations of Norbord as a “stand-alone” entity during this period.

The Norbord AIF, Norbord MD&A and Norbord Audited Financial Statements have each been filed under Norbord’s SEDAR profile at www.sedar.com and included as an exhibit to Norbord’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”) available on Norbord’s EDGAR profile at www.sec.gov/edgar.shtml.

West Fraser Credit Facility Amendments

Concurrent with the closing of the Acquisition, West Fraser completed various administrative amendments to its $850 million committed revolving credit facility and its US$200 million term loan to facilitate the Acquisition. In addition, West Fraser amended the terms of its $150 million committed revolving credit facility due 2022 and replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

Offer for Norbord Notes

As a result of the change of control of Norbord resulting from the Acquisition, Norbord is required to make an offer to repurchase Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (together, the “Norbord Notes) at 101% of their principal amount, plus accrued and unpaid interest. The change of control offer was made on March 2, 2021 in accordance with the requirement to make this offer within 30 days of completion of the acquisition of Norbord. The repayment date for the purchase of the Norbord Notes that accept the change of control offer is expected to be April 2, 2021. There is no assurance that any or all holders of the Norbord Notes will accept the change of control offer. Any Norbord Notes not purchased under this offer will remain outstanding.

2.2	Date of Acquisition

West Fraser completed the Acquisition on February 1, 2021.

2.3	Consideration

The Acquisition was implemented by way of a court-approved plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, pursuant to an arrangement agreement dated November 18, 2020 (the “Arrangement Agreement”) between West Fraser and Norbord. Under the terms of the Arrangement, the holders of Norbord Shares received 0.675 of a common share of the Company (the “West Fraser Shares”) for each Norbord Share held. Upon completion of the Acquisition, Norbord became a wholly-owned subsidiary of the Company.

In aggregate, West Fraser acquired all of the issued and outstanding Norbord Shares in exchange for the issuance of 54,484,188 West Fraser Shares.

In addition, West Fraser has granted replacement options (the “Replacement Options”) to acquire an additional 887,961 West Fraser Shares to the former holders of options to purchase Norbord Shares. The Replacement Options were issued under new replacement stock option plans adopted by the Company in connection with the Acquisition, and carry substantially the same terms as the original Norbord options, except that the Replacement Options are exercisable into a number of West Fraser Shares at an exercise price adjusted to reflect the Acquisition.

2.4	Effect of Financial Position

Upon completion of the Acquisition, Norbord became a wholly-owned subsidiary of West Fraser effective February 1, 2021. The business and operations of Norbord have been combined with those of West Fraser and are managed by West Fraser.

Details on the pro forma effect of the Acquisition on West Fraser are included in the unaudited pro forma combined consolidated financial statements included in Appendix B of this Business Acquisition Report, comprised of:

•	pro forma unaudited combined consolidated balance sheet of West Fraser as at December 31, 2020;
•	pro forma unaudited combined consolidated statement of earnings and comprehensive earnings of West Fraser for the year ended December 31, 2020; and
•	notes to the pro forma unaudited combined consolidated financial statements.

Except as disclosed in this business acquisition report and the Material Change Report, West Fraser does not have any current plans for material changes in the business or affairs of Norbord which may have a significant effect on the results of the operations and financial position of West Fraser.

The information set out above is a summary only and is qualified in its entirety by the information contained in the unaudited pro forma combined consolidated financial statements attached to this Business Acquisition Report.

2.5	Prior Valuations

To the best knowledge of West Fraser, there have not been any valuation opinions obtained within the last twelve months by Norbord or West Fraser as required by securities legislation or a Canadian exchange or market to support the consideration paid by West Fraser in connection with the acquisition.

2.6	Parties to Transaction

The acquisition was not with an informed person, associate or affiliate of West Fraser as defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations.

2.7	Date of Report

This Business Acquisition Report is dated March 26, 2021.

Item 3	FINANCIAL STATEMENTS

The following financial statements are provided in the Appendices:

Appendix	Financial Statements

Appendix A

Annual Audited Consolidated Financial Statements of Norbord as of and for the years ended December 31, 2020 and 2019 comprised of:

•   consolidated balance sheets as of December 31, 2020 and December 31, 2019;

•   consolidated statements of earnings (loss) for each of the years in the two year period ended December 31, 2020;

•   statement of comprehensive income (loss) for each of the years in the two year period ended December 31, 2020;

•   consolidated statements of changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2020

•   consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2020;

•   notes to the consolidated financial statements; and

•   report of Independent Registered Public Accounting Firm of KPMG LLP on the consolidated financial statements of Norbord.

Appendix B

West Fraser’s unaudited pro forma combined consolidated financial statements for the year ended December 31, 2020, comprised of:

•   pro forma unaudited combined consolidated balance sheet as at December 31, 2020; and

•   pro forma unaudited combined consolidated statement of earnings and comprehensive earnings for the year ended December 31, 2020; and

•   notes to the pro forma unaudited combined consolidated financial statements.

SCHEDULE A

Annual Information Form of Norbord for the year ended December 31, 2020

NORBORD INC.

Annual Information Form

February 11, 2021

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BASIS OF PRESENTATION

On February 1, 2021, all of the issued and outstanding common shares of Norbord Inc. (Norbord) were acquired by West Fraser Timber Co. Ltd. (West Fraser) under a plan of arrangement pursuant to which Norbord Shareholders received 0.675 of a West Fraser share for each common share held (the Acquisition). Following the Acquisition, Norbord common shares were delisted from the TSX and the NYSE. The West Fraser common shares are listed on the TSX and on the NYSE under the symbol WFG. Although Norbord is now a wholly-owned subsidiary of West Fraser, this Annual Information Form (AIF) is in respect of Norbord’s 2020 financial year, during which time Norbord operated as a standalone entity. Unless otherwise noted, all information contained in this AIF is as at December 31, 2020, prior to the completion of the Acquisition. For more information regarding West Fraser, see West Fraser’s Annual Information Form dated February 11, 2021, together with its audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, available on West Fraser’s SEDAR profile, and for more information regarding the Acquisition, see Norbord’s Management Proxy Circular dated December 15, 2020.

All dollar amounts in this AIF are in United States (US) dollars unless otherwise specified.

In this AIF, “Norbord” means Norbord Inc. and its consolidated subsidiaries and affiliates. “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise.

“Brookfield” means collectively Brookfield Asset Management Inc. and its consolidated subsidiaries and affiliates (other than Norbord), a related party by virtue of a significant equity interest in the Company.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6)

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effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration into West Fraser and risks relating to the combined business.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

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CORPORATE STRUCTURE

Norbord Inc. was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Company filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. The Company filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, the Company filed Articles amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. (Ainsworth). On February 1, 2021, the Company filed Articles of Arrangement in connection with the Acquisition and Articles of Amendment changing the minimum and maximum number of directors.

The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4. Norbord is an international producer of wood-based panels with approximately 2,500 employees and 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord has assets of approximately $2.5 billion, net sales of $2.4 billion and is the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.

As at January 31, 2021, Brookfield owned approximately 43% of the outstanding common shares of the Company. As described under Basis of Presentation, following completion of the Acquisition, West Fraser now owns 100% of the outstanding common shares of the Company.

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned	Date of Incorporation

Norbord Alabama Inc.	Alabama	100%	10/12/1999

Norbord Europe Ltd.	United Kingdom	100%	4/12/2012

Norbord Georgia LLC	Delaware	100%	12/31/2008

Norbord Minnesota Inc.	Delaware	100%	12/20/2006

Norbord Mississippi LLC	Delaware	100%	12/31/2008

Norbord NV	Belgium	100%	5/28/2004

Norbord Sales Inc.	Ontario	100%	10/15/2015

Norbord South Carolina Inc.	South Carolina	100%	5/22/1998

Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006

Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006

There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Changes in the Business 2018-2021

Chambord, Quebec Reinvestment

On June 26, 2017, Norbord announced that the Quebec Minister of Forests, Wildlife and Parks had granted the Company a wood allocation for its indefinitely curtailed Chambord, Quebec OSB mill which took effect April 1, 2018.

In August 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the indefinitely curtailed Chambord mill for an eventual restart. The rebuilding of the mill commenced in 2018 and continues. During 2020, $7 million was invested ($58 million project to-date). The Chambord mill’s capacity was restated to 550 MMsf (3/8-inch basis) as of December 31, 2018 to reflect this rebuild investment.

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On December 14, 2020, the Company announced its intention to restart production at the Chambord mill in the spring of 2021 as part of its flexible operating strategy and in response to increased customer demand.

Inverness, Scotland Reinvestment

The Company had previously announced a first phase investment to modernize and expand the Inverness, Scotland mill, including moving the unused second press from its Grande Prairie, Alberta mill. The new OSB line was started up in the fourth quarter of 2017 and during the fourth quarter of 2018, the Company completed the installation of the new finishing line which was commissioned during the first quarter of 2019. A total of $147 million was invested during the first phase for a stated capacity of 720 MMsf (3/8-inch basis).

In January 2019, the Board of Directors approved a second phase investment to further expand capacity at Inverness by 225 MMsf (3/8-inch basis) through the addition of a second wood room and dryer. The project was completed in the second half of 2020 with a total of $47 million invested.

100 Mile House, British Columbia Permanent Closure

On March 15, 2018, the Company announced that it would temporarily suspend production at its 100 Mile House, British Columbia (BC) mill due to a wood shortage, which was the result of nearby wildfires during the third quarter of 2017. The suspension commenced on or about May 14, 2018 and lasted for approximately three weeks. Subsequently, in the fourth quarter of 2018, the Company recorded a non-cash impairment charge of $80 million (pre-tax) against the carrying value of the 100 Mile House mill’s fixed assets as at December 31, 2018, reflecting the reduction in the annual allowable cut starting in 2019 and the longer-term trend of high wood costs in the region.

On June 11, 2019, the Company announced the indefinite curtailment of its 100 Mile House mill starting in August 2019 as it was no longer economically viable to continue to operate the mill. The region where the mill operated was under mounting pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge was further exacerbated by the significant wildfires that the province of BC experienced in the summers of 2017 and 2018. During the second quarter of 2019, a net charge of $2 million was recognized to provide for severance and related costs. The 100 Mile House mill has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

On November 4, 2020, the Company announced the permanent closure of the 100 Mile House mill due to the current and expected ongoing wood supply shortage in the surrounding region. As a result, in the third quarter of 2020, the Company recorded an additional $10 million charge for impairment on the remaining carrying values of the mill’s fixed assets and for additional severance and related costs.

Committed Credit Lines

In May 2018, the Company amended its committed revolving bank lines to extend the maturity date to May 2021. The bank lines were secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with the holders of the 2023 and 2027 senior secured notes (described below under the heading Senior Notes).

On May 20, 2020, the Company announced that it had renewed its committed revolving bank lines on substantially the same terms and conditions, extending the maturity date to May 2022 and, to further strengthen liquidity, the aggregate commitment was increased by $55 million to $300 million.

On completion of the Acquisition, Norbord’s committed revolving bank lines were terminated, following which the collateral platform in favour of the revolving bank lines was terminated.

In addition to its committed revolving bank lines, the Company had the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program was revolving and had an evergreen commitment subject to termination on 12 months’ notice. On completion of the Acquisition, the accounts receivable securitization program was terminated.

Grande Prairie, Alberta Reinvestment

During the fourth quarter of 2018, the Company completed a project at its Grande Prairie, Alberta mill to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck

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the existing first line. A total of $68 million was invested in the project, increasing the mill’s stated capacity to 830 MMsf (3/8-inch basis).

Normal Course Issuer Bids

Over the past three years, the Company has had in place several normal course issuer bids (NCIB), which have allowed it to repurchase its shares in accordance with the rules of the Toronto Stock Exchange (TSX) in the following amounts:

•	2018: 3.8 million shares were purchased at a cost of $102 million.

•	2019: 1.6 million shares were purchased at a cost of $44 million.

•	2020: 1.1 million shares were purchased at a cost of $28 million.

The Company’s most recent NCIB expired on November 4, 2020 and was not renewed subsequent to expiry.

High Level, Alberta Wildfires

During the second quarter of 2019, the Company announced that its High Level, Alberta mill had twice temporarily suspended production due to wildfires burning nearby in the region and to comply with evacuation orders. In both cases, the mill resumed normal production after the evacuation orders had been lifted and a total of approximately 20 days of production were curtailed. The High Level mill has a stated annual production capacity of 860 MMsf (3/8-inch basis), or 11% of the Company’s North American stated annual capacity.

Senior Notes

In June 2019, the Company issued $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. The notes rank pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines. The Company used a portion of the proceeds to redeem, prior to maturity, the outstanding $240 million senior secured notes due in 2020. (See Capital Structure – Description of Debt Securities below for more information.)

Following the repayment and termination of the revolving bank lines (see General Development of the Business – Committed Credit Lines above), the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 Notes and the 2027 Notes was terminated. The termination of both collateral platforms results in the discharge of the liens that supported the collateral platforms. The 2023 Notes and the 2027 Notes are now, as a consequence of such termination, unsecured obligations of the Company.

Pursuant to the indentures governing the 2023 Notes and 2027 Notes, following the completion of the Acquisition, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of the Company subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the notes.

Cordele, Georgia Mill Line 1 Flexible Operating Strategy

In August 2019, the Company announced that Line 1 of the two-line Cordele, Georgia OSB mill would operate on a reduced 10/4 schedule effective September 5, 2019 due to continued poor market conditions. In October 2019, the Company announced the indefinite curtailment of Line 1 effective mid-November due to continued poor market conditions and lower-than-anticipated OSB demand, particularly in the South East region. As a result, in the third quarter of 2019, the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill’s production equipment.

On August 5, 2020, the Company announced that in response to the rebound in North American OSB demand, it would resume production on a limited operating schedule on Cordele Line 1. As a result, in the fourth quarter of 2020, the Company reversed the impairment charge of $10 million that had been recorded in 2019.

The Cordele, Georgia mill has two production lines and a total stated annual production capacity of 1,040 million square feet (MMsf) (3/8-inch basis), of which 440 MMsf (3/8-inch basis) is attributed to Line 1. Cordele Line 2 has continued to operate during the curtailment of Line 1.

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COVID-19 Pandemic

During the first quarter of 2020, in response to the significant market uncertainty from the COVID-19 pandemic, Norbord adjusted its operating configuration by employing a flexible operating strategy to align production with reduced customer demand. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. After initially reducing operating mill capacity by approximately 35% for the month of April, market demand improved sufficiently in the second quarter to allow Norbord to substantially resume production across its North American and European mills. This flexible operating strategy has proven to have significant merit and has been adopted as the Company’s standard operating approach.

Acquisition by West Fraser Timber Co. Ltd.

On November 19, 2020, the Company and West Fraser announced that they had entered into an arrangement agreement for the Acquisition, under which West Fraser would acquire Norbord and create a leading diversified global wood products company. The Acquisition was completed on February 1, 2021. Under the terms of the Acquisition, West Fraser acquired all of the outstanding common shares of Norbord in an all-share transaction in which Norbord shareholders received 0.675 of a share of West Fraser for each Norbord share pursuant to a plan of arrangement under the Canada Business Corporations Act. (See Basis of Presentation above for more information.)

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DESCRIPTION OF THE BUSINESS

Principal Products and Markets

Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.

Products are primarily sold to major retail chains, contractor supply yards and industrial users. Some mill products are sold to industrial customers for further processing or as components for other products. Norbord OSB products are sold in North America under the following brand names: Durastrand pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor pointSIX® and TruFlor® (commodity flooring), Rimboard, SteadiTred® (industrial), QuakeZone®, WindstormTM, TallWall® and Trubord™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), Trubord™ (roof sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings) and StableDeck® (utility trailer floors). In Europe, Norbord products are sold under the trademarks SterlingOSB Zero® (OSB), CaberFloor®, Conti® (particleboard) and CaberWood ® (MDF).

The Company operates in North America and Europe. Sales revenues by geographic segment are determined based on the origin of shipment. In 2020, 80% of Norbord’s sales revenues originated from North America (2019 – 71%) and 20% from Europe (2019 – 29%).

North America is the principal market destination for Norbord’s products. In 2020 and 2019, Norbord’s panel shipments by volume originated as follows:

	2020	2019

North America	75%	77%

Europe	25%	23%

Total	100%	100%

OSB is used principally for sheathing, flooring and roofing in home construction. According to the APA – The Engineered Wood Association, 2020 North American OSB production represented approximately 69% of total North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods; however, substitution for higher-cost imported plywood continues to drive OSB consumption growth in Europe. Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling.

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Principal Operating Interests

Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical and weather interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2020

OSB

100 Mile House, British Columbia(1)	—

Barwick, Ontario	510

Bemidji, Minnesota	550

Chambord, Quebec(2)	550

Cordele, Georgia	1,040

Genk, Belgium	450

Grande Prairie, Alberta	830

Guntown, Mississippi	450

High Level, Alberta	860

Huguley, Alabama	500

Inverness, Scotland(3)	945

Jefferson, Texas	500

Joanna, South Carolina	650

La Sarre, Quebec	500

Nacogdoches, Texas	420

8,755

Particleboard

Cowie, Scotland	405

South Molton, England	160

565

MDF

Cowie, Scotland	380
380

Total Panels	9,700

(1)	During 2020, Norbord permanently closed its 100 Mile House mill which had a stated annual production capacity of 440 MMsf.
(2)

In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008. However, during the fourth quarter of 2020, Norbord announced its intention to restart production in spring 2021.

(3)	During the fourth quarter of 2020, the estimated annual capacity increased from 720 MMsf based on the completion of Phase 2 of the Inverness expansion project.

In the US, Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills. Norbord employs continuous press technology at its South Carolina and Alabama OSB mills. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics. Most of the US mills’ production is sold in the domestic US market. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized.

In Canada, Norbord also employs multi-opening press technology at one of the two Alberta (Grande Prairie) OSB mills, the Ontario OSB mill and the two Quebec OSB mills. Norbord employs continuous press technology at its other Alberta (High Level) OSB mill. A significant portion of the production of the Canadian mills is shipped to the US and offshore export markets (Western mills). The wood fibre requirements for these mills are obtained primarily from Crown land under long-term forest management agreements with the provincial governments and also from other outside sources, with prices based on regional market dynamics. The two Alberta mills are non-unionized and the other Canadian mills are unionized.

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In the UK, Norbord’s mill in Cowie, Scotland is a large operation with a continuous press MDF production line and a continuous press particleboard line. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs continuous press line technology. All of Norbord’s UK mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are all unionized.

The Genk, Belgium OSB mill employs continuous press technology and purchases its wood fibre requirements on the open market from a combination of public and private sources in the region. This mill is unionized.

All employees in the North American and European operating mills participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally across all employees at that mill.

Manufacturing Inputs

Wood fibre, resin, wax and energy are the principal raw material inputs used in the production of Norbord’s panelboard products.

Wood Fibre

Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

Resin and Wax

Resin and wax are sourced through tolling-like arrangements with outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.

Energy

Norbord’s manufacturing processes generate residual wood material that cannot be used in the final product. This biomass material can be used as a renewable energy source to produce heat and power for manufacturing operations. Of the approximately 30 million MMBTU in total energy requirements, approximately 74% or 22 million MMBTU of Norbord’s total manufacturing energy needs are met with renewable biomass fuel.

Norbord also procures electricity and natural gas for its manufacturing and air emissions control processes. In 2020, Norbord consumed approximately 5 million MMBTU of non-renewable fossil fuels, the majority of which was used to operate air emissions control equipment, power mobile equipment and provide residual process heat. Approximately 95% of Norbord’s non-renewable fossil fuel use is natural gas. Approximately 29% of natural gas consumption was used to provide process heat at the Cowie, Scotland operations and generate approximately 397 GigaWatt hours (GWh) of electricity. Another 21% of natural gas consumption was used to operate regulatory required air emissions control equipment. Approximately 841 GWh of electricity is procured directly from local grids. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets.

Seasonality and Cyclicality of Business

Quarterly financial results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

Norbord Inc.	2020 Annual Information Form	Page 11

Operating working capital is also impacted by the timing of payment of incentive accruals which are built up during the year and paid out in the first quarter of the subsequent year.

Competitive Conditions

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support long-term OSB market growth. Norbord’s principal market destination is the US where it competes with North American and, in some instances, foreign producers. Most of Norbord’s European products are sold in the UK, Germany and the BeNeLux region where it competes primarily with other European producers.

Norbord Technology Research and Product Development

Norbord operates a central research and development (R&D) laboratory in Saint Laurent, Quebec, where it carries out research, product development and technology transfer. The work is aimed at identifying new processes to reduce manufacturing costs and enhance product attributes as well as developing completely new products for the OSB industry that minimize the environmental impact of its operations. In addition, the Company leverages its R&D resources through a number of industry-wide organizations including but not limited to FPInnovations and the Alberta Innovates Technology Futures for developing new processes/products.

Environment, Health, Safety and Sustainability

Detailed information on Norbord’s approach to Environment, Health and Safety, including relevant policies can be found in Norbord’s 2020 Environmental, Social and Governance (ESG) Report, which is available on Norbord’s website at www.norbord.com.

Norbord formally measures its performance against environment, health and safety targets in three areas: 1) injury frequency and severity; 2) environmental compliance; and 3) environment, health and safety management systems. Norbord conducts audits on its operations on a regular schedule to ensure continuing high standards of performance.

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation.

Approximately 74% of Norbord’s manufacturing energy needs are met by renewable biomass fuel, limiting greenhouse gases (GHG) from Norbord’s manufacturing processes. In 2020, Norbord operations emitted approximately 304 kilotonnes CO2e of Scope 1 GHG emissions, primarily from on-site combustion and approximately 333 kilotonnes CO2e of Scope 2 GHG emissions from electricity use.

In the fall of 2016, the Paris Agreement resulting from the United Nations Framework Convention on Climate Change entered into force. At the end of 2020, Canada, the European Union and the United Kingdom have ratified the agreement. The Canadian federal government and the three provinces in which Norbord currently operates have enacted regulations to meet GHG reduction obligations through carbon taxes or cap-and-trade initiatives. Due to Norbord’s reliance on renewable biomass energy for the majority of its energy needs, these existing programs do not have a significant direct impact on Norbord’s operations. The current applicability of the Canadian federal carbon tax to fuel distributors may have a negligible impact on fossil fuel costs. At the beginning of 2021, the United States signalled its intention to ratify the Paris Agreement. At present, there are no existing GHG regulatory initiatives that are expected to negatively impact Norbord’s US operations.

All of Norbord’s UK operations entered into the Kyoto climate change energy efficiency agreements in 2001, which has to-date resulted in more than £62 million in tax and energy efficiency cost savings. A cap-and-trade carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled the European mills to comply with energy efficiency targets and have typically resulted in a surplus of carbon credits and renewable heat incentives (RHI) across Norbord’s European business. Since 2005 surplus credits traded on environmental exchanges and RHI payments have resulted in approximately £12 million in additional income. Norbord has sufficient credits and accruals to meet 2020 compliance commitments, which will be settled in April 2021. With the completion of the UK’s withdrawal from the European Union (Brexit), Norbord’s UK operations remain subject to European emissions obligations until April 30, 2021, after which they will be subject to a separate UK cap-and-trade program. At present, the stand-alone UK program is currently under development. Operations based outside of the UK will continue to be subject to European program commitments. Given Norbord’s use of renewable biomass as a primary energy source, and the Genk, Belgium mill’s continuing ability to

Norbord Inc.	2020 Annual Information Form	Page 12

generate credits within the European system, Norbord does not expect any significant negative financial impact from new carbon trading programs to be enacted in the UK.

Norbord holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative® (SFI®) program, and chain-of-custody certificates from SFI®, the Forest Stewardship Council® (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).

Human Resources

Norbord’s corporate head office is in Toronto, Canada. Norbord employs approximately 2,500 people at its operations in the US, Canada and Europe. Approximately 40% of these employees are represented by labour unions. All of Norbord’s UK and Belgian union contracts are evergreen. Norbord’s North American union contracts expire as follows:

Union	Mill Covered	Contract Expiry Date

Unifor	La Sarre, QC	June 30, 2021

Unifor	Barwick, ON	July 31, 2022

Unifor	Chambord, QC(1)	June 1, 2026

(1) Mill to restart in Spring 2021.

Following the Acquisition, the corporate head office of the Engineered Wood division of West Fraser will continue to be located in Toronto, Canada.

Norbord Inc.	2020 Annual Information Form	Page 13

RISKS OF THE BUSINESS

Discussion of risk factors relating to the Company and its operations is included under the heading Risks and Uncertainties in Norbord’s 2020 annual Management’s Discussion and Analysis dated February 11, 2021, which is incorporated herein by reference and available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) at www.sec.gov/edgar.shtml.

CAPITAL STRUCTURE

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of common shares. As at January 31, 2021, there were 80.7 million common shares outstanding. No other shares were outstanding on such date. As described under Basis of Presentation following completion of the Acquisition, West Fraser now owns 100% of the outstanding common shares of the Company.

The following is a summary of the principal attributes of the common shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord. For a complete description of the terms of Norbord’s share capital, refer to Norbord’s Restated Articles of Incorporation filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Common Shares

The holders of common shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of any Class A Preferred Shares and Class B Preferred Shares, the holders of common shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of the Company, subject to the attributes of each series of Non-Voting Participating Shares.

Class A Preferred Shares

The Class A Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares are entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of Norbord.

Class B Preferred Shares

The Class B Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company.

Non-Voting Participating Shares

The Non-Voting Participating Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of the Company. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of common shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of any Class A Preferred Shares and Class B Preferred Shares, to participate ratably with the holders of common shares in any distribution of the assets of the Company.

Norbord Inc.	2020 Annual Information Form	Page 14

Description of Debt Securities

In June 2019, the Company issued $350 million in senior secured notes due 2027 with an interest rate of 5.75%. The notes ranked pari passu with the Company’s existing senior secured notes due in 2023 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding $240 million senior secured notes due in 2020.

As at January 31, 2021, Norbord had issued and outstanding senior debt securities as follows:

•	$315 million of 6.25% senior secured notes due April 15, 2023 (2023 Notes); and
•	$350 million of 5.75% senior secured notes due July 15, 2027 (2027 Notes).

For more information regarding the Acquisition and these debt securities see General Development of the Business – Senior Notes, the Company’s Management Proxy Circular dated December 15, 2020 and West Fraser’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, available on West Fraser’s SEDAR profile.

Credit Ratings

As at February 11, 2021, the Company’s long-term debt and issuer ratings were as described in the table below.

	S&P Global Ratings	Moody’s Investors Service
Senior Notes	BBB-	Ba1
Issuer	BBB-	Ba1
Outlook	Stable	Under Review

On November 20, 2020, S&P Global Ratings (S&P) announced that it had placed Norbord’s BB issuer credit rating and BB+ issue level senior secured notes rating on CreditWatch with positive implications. On February 1, 2021, S&P announced they were aligning Norbord’s ratings with West Fraser’s BBB- ratings, with a stable outlook.

On November 20, 2020, Moody’s Investors Service (Moody’s) announced that Norbord’s Ba1 issuer rating and Ba1 senior secured notes rating had been placed under review for possible upgrade. On February 1, 2021, Moody’s announced that they were maintaining Norbord’s Ba1 ratings under review for possible upgrade, pending clarity on the structural ranking of the notes.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BBB rating is the fourth highest of ten major categories, and obligations rated BBB exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories, and debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Norbord Inc.	2020 Annual Information Form	Page 15

DIVIDENDS

Prior to the completion of the Acquisition, Norbord declared dividends on its common shares pursuant to its variable dividend policy which targeted the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors declared the following dividends in the preceding three financial years:

(in C $)	Quarterly Dividend Declared per Common Share
Q1 2018 - Q2 2018	0.60

Q3 2018	4.50

Q4 2018	0.60

Q1 2019 to Q3 2019	0.40

Q4 2019 to Q1 2020	0.20

Q2 2020	0.05

Q3 2020	0.30

Q4 2020	0.60

In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level was returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company’s financial results during the year. In the second quarter of 2020, the dividend level was decreased to conserve cash during the initial impact of the COVID-19 pandemic and subsequently increased twice, reflecting the significant improvement in the Company’s operating cash flow.

Prior to the completion of the Acquisition, the Company had a Dividend Reinvestment Plan (DRIP) whereby shareholders resident in Canada or the US could elect to receive their dividends in common shares. The DRIP automatically terminated upon completion of the Acquisition.

The table below summarizes the total dividends on common shares declared by the Board, the amounts paid out in cash and the amounts distributed as shares under the DRIP for the preceding three financial years.

($ millions)	2020	2019	2018

Cash distribution	$72	$86	$412

Share distribution(1)	—	—	5

Total dividends on common shares	$72	$86	$417

(1)	Common shares distributed in the DRIP represented nil in 2019 and 2020 as common shares were purchased on the open market.

SHARE REPURCHASES

See Normal Course Issuer Bids for a description of share repurchases completed by the Company over the past three years.

Norbord Inc.	2020 Annual Information Form	Page 16

MARKET FOR SECURITIES

Common Shares

Prior to the completion of the Acquisition, the Company’s common shares traded on the TSX and the NYSE under the symbol OSB. As described under the Basis of Presentation following completion of the Acquisition, West Fraser now owns 100% of the common shares of the Company. Following the completion of the Acquisition, the Norbord common shares were delisted from the TSX and NYSE. The West Fraser common shares are listed on the TSX and on the NYSE under the symbol WFG. For information regarding the 2020 trading of the West Fraser common shares on the TSX, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.

TSX Trading Data

In 2020, the Company’s common shares traded on the TSX in a range between C $13.01 and C $58.16 per share, ending the year at C $54.96 per share.

C $	Common Shares

Month	High	Low	Close	Volume
January	$40.32	$33.35	$38.87	6,161,617
February	44.69	34.89	35.65	8,938,751
March	38.50	13.01	16.65	14,820,335
April	24.59	14.17	22.58	8,885,641
May	28.55	20.77	26.37	7,165,259
June	31.25	25.34	30.99	6,233,271
July	44.12	30.56	43.56	5,846,118
August	47.88	40.33	44.60	5,613,546
September	46.70	38.10	39.35	4,986,076
October	46.75	39.24	43.77	4,047,901
November	51.07	41.11	48.69	11,641,623
December	58.16	48.51	54.96	5,220,168

NYSE Trading Data

In 2020, the Company’s common shares traded on the NYSE in a range between US $8.92 and US $45.62 per share, ending the year at US $43.20 per share.

US $	Common Shares

Month	High	Low	Close	Volume
January	$30.85	$25.67	$29.35	4,137,135
February	33.70	25.95	26.69	5,840,651
March	28.74	8.92	11.84	10,672,163
April	17.67	10.01	16.19	6,499,696
May	20.71	14.73	19.14	5,418,753
June	23.33	18.55	22.81	5,853,931
July	33.00	21.77	32.57	5,265,142
August	36.53	30.36	34.20	5,641,634
September	35.66	28.38	29.50	5,958,277
October	35.52	29.46	32.86	4,987,402
November	39.27	31.31	37.60	7,821,752
December	45.62	37.66	43.20	2,655,066

Norbord Inc.	2020 Annual Information Form	Page 17

DIRECTORS AND SENIOR EXECUTIVE OFFICERS

Directors

Prior to the completion of the Acquisition, as of January 31, 2021 the Directors of the Company were as set out below.

Name and Location of Residence	Position and Office Held	Principal Occupation	Director Since
JACK COCKWELL(1)(2) Toronto, Ontario, Canada	Director	Director, Brookfield Asset Management Inc., a global asset management company	1987

PAUL GAGNÉ(1)(2)(4) Senneville, Quebec, Canada	Director	Corporate Director	2015

PETER GORDON(1)(2)(3) Toronto, Ontario, Canada	Director and Chair	Managing Partner, Brookfield Asset Management Inc., a global asset management company	2015

PAUL HOUSTON(1)(2)(3)(4) Ashburn, Ontario, Canada	Director	Corporate Director	2015

MARIAN LAWSON(1)(2)(3)(4) Toronto, Ontario, Canada	Director	Corporate Director	2020

COLLEEN MCMORROW(1)(2)(4) Toronto, Ontario, Canada	Director	Corporate Director	2020

DENISE NEMCHEV(1)(2)(4) Warwick, Rhode Island, USA	Director	President and Chief Executive Officer of tvONE Inc., a manufacturer and engineering company of professional audio and video equipment	2018

LORI PEARSON (1)(2) Toronto, Ontario, Canada	Director	Managing Partner and Chief Operating Officer, Brookfield Asset Management Inc., a global asset management company	2019

PETER WIJNBERGEN Toronto, Ontario, Canada	Director and President & CEO	President and Chief Executive Officer, Norbord Inc.	2014

(1)	Member of the EH&S and Sustainability Committee. Mr. Gordon was Chair of the Committee.
(2)	Member of the Human Resources Committee. Ms. Pearson was Chair of the Committee.
(3)	Member of the Corporate Governance and Nominating Committee. Mr. Houston was Chair of the Committee.
(4)	Member of the Audit Committee. Mr. Gagné was Chair of the Committee.

All of the Directors have held their principal occupations shown in the above table for the past five years, except for Messrs. Cockwell and Gordon, Ms. Lawson and Ms. McMorrow.

Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016.

Mr. Gordon is a Managing Partner, Brookfield Asset Management Inc. where he has been employed since April 1998. Prior to July 2019, he was Chief Operating Officer of Brookfield’s Private Equity Group.

Ms. Lawson was Executive Vice President, Global Head, Financial Institutions from 2014 to 2018.

Ms. McMorrow was a senior client assurance partner with Ernst & Young, LLP until her retirement in 2016.

Following the completion of the Acquisition, Ms. Lawson and Ms. McMorrow joined the West Fraser board and the Norbord Board and Audit Committee were re-constituted to consist of Mr. Gordon, Ms. Lawson, Ms. McMorrow, Mr. Wijnbergen and two West Fraser directors, Mr. Reid Carter and Ms. Gillian Winckler. All other Norbord committees have been disbanded following completion of the Acquisition as Norbord is now a wholly-owned subsidiary of West Fraser. For information regarding West Fraser’s board and committees, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.

Norbord Inc.	2020 Annual Information Form	Page 18

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served

PAUL GAGNÉ	2004 to February 2011

PETER GORDON	2007 to February 2011

In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the US Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Code of Business Conduct

Norbord has a Code of Business Conduct (Code) that sets out the expected conduct of the Company’s Directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements, including conflicts of interest. The Board reviews the Code every year, most recently on November 4, 2020. The Code is available on the Company’s website at www.norbord.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Senior Executive Officers

The senior executive officers of the Company are shown in the following table:

Name and Location of Residence	Current Office and Principal Occupation	Year Appointed

PETER GORDON Toronto, Ontario, Canada	Director and Chair Managing Partner, Brookfield Asset Management Inc., a global asset management company	2015

PETER WIJNBERGEN Toronto, Ontario, Canada	President and Chief Executive Officer	2014

ROBIN LAMPARD Toronto, Ontario, Canada	Senior Vice President and Chief Financial Officer	2008

KEVIN BURKE Greenville, South Carolina, USA	Senior Vice President, North American Operations	2018

ALAN MCMEEKIN Milngavie, Scotland, UK	Senior Vice President, Europe	2018

MARK DUBOIS-PHILLIPS Vancouver, British Columbia, Canada	Senior Vice President, Sales, Marketing and Logistics	2018

GREG MACKIE Toronto, Ontario, Canada	Vice President, Human Resources and Environment, Health & Safety	2020

For those senior executive officers of the Company appointed to their principal occupations within the past five years, their prior occupations during this period were as follows:

Mr. Burke was Vice President - Operations, South of the Company from 2012 to 2018.

Mr. Gordon is a Managing Partner, Brookfield Asset Management Inc. where he has been employed since April 1998. Prior to July 2019, he was Chief Operating Officer of Brookfield’s Private Equity Group.

Mr. McMeekin was Vice President, Finance and Operations Europe of the Company from 2010 to 2018.

Mr. Dubois-Phillips joined Norbord in January 2018 as Vice President, Corporate Development. In November 2018, he was promoted to Senior Vice President, Sales, Marketing and Logistics. Prior to his employment with Norbord, he led Hedgehog Technologies International, a company focused on the development of renewable energy projects, and held senior roles at BC Hydro prior thereto.

Norbord Inc.	2020 Annual Information Form	Page 19

Mr. Mackie was Vice President, Human Resources from January 2019 to January 2020. Prior thereto he was Director, Human Resources of the Company.

Prior to the completion of the Acquisition, as at January 31, 2021, the Directors and senior executive officers of the Company as a group directly owned or exercised control or direction over 0.2 million common shares of the Company (representing less than 1%), and none of the voting securities of any of the Company’s subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out below or as otherwise set out in this AIF, no Director or officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord common shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or during the current financial year that has materially affected or will materially affect Norbord.

Under the voting and support agreement entered into between Norbord, Brookfield and West Fraser in connection with the Acquisition (Brookfield VSA), Brookfield agreed to vote all of its common shares of the Company, representing in total 43% of the common shares of the Company, in favour of the Acquisition and provided certain covenants respecting the 2021 annual general meeting of West Fraser shareholders. For further information on the Brookfield VSA, see the Company’s Management Proxy Circular dated December 15, 2020.

MATERIAL CONTRACTS

Norbord has entered into the following material contracts, other than in the ordinary course of business:

1.	Trust Indenture dated April 16, 2015 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 6.25% Senior Secured Notes due April 15, 2023.

2.	Trust Indenture dated June 24, 2019 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 5.75% Senior Secured Notes due July 15, 2027.

3.

Arrangement Agreement dated November 18, 2020 between Norbord Inc. and West Fraser Timber Co. Ltd. relating to the acquisition of all of the issued and outstanding common shares of Norbord Inc. For further information, see the Company’s Management Proxy Circular dated December 15, 2020.

4.

Voting and Support Agreement dated November 18, 2020 between Norbord Inc., Brookfield Asset Management Inc. and West Fraser Timber Co. Ltd. pursuant to which Brookfield agreed to vote all of its Norbord common shares in favour of the Acquisition and provided certain covenants respecting the 2021 annual general meeting of West Fraser shareholders. For further information, see the Company’s Management Proxy Circular dated December 15, 2020.

TRANSFER AGENT AND REGISTRAR

Prior to the completion of the Acquisition, the principal transfer agent and registrar for the common shares was AST Trust Company (Canada), P.O. Box 4202, Station A, Toronto, Ontario, M5V 2V6, Telephone: 1-800-387-0825, e-mail: inquiries@astfinancial.com. The co-transfer agent and registrar was American Stock Transfer & Trust Company, LLC, 6201, 15th Avenue, Brooklyn, NY 11219, Telephone: 1-800-937-5449, e-mail: info@amstock.com.

Norbord Inc.	2020 Annual Information Form	Page 20

AUDIT COMMITTEE

The Audit Committee is appointed by the Board and, among other things: assists the Board in its oversight of the integrity of the financial and related information of the Company through the review of the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The full terms of reference of the Audit Committee are included in this AIF as Appendix A.

The information below is in respect of the Audit Committee as it existed on January 31, 2021, prior to completion of the Acquisition. Following completion of the Acquisition, the Audit Committee was reconstituted to consist of Ms. Lawson, Ms. McMorrow and two West Fraser directors, Mr. Carter and Ms. Winckler. For information regarding West Fraser’s board and committees, see West Fraser’s Annual Information Form dated February 11, 2021 available on West Fraser’s SEDAR profile.

As of January 31, 2021, the Audit Committee included the following Directors, each of whom had been determined by the Board of Directors to be “independent” and “financially literate”, as such terms have been defined in National Instrument 52-110. The Board selected each of the following individuals based upon their education and experience, as same was relevant to his or her responsibilities as a member of the Audit Committee:

Paul Gagné (Chair)

Paul Houston

Marian Lawson

Colleen McMorrow

Denise Nemchev

Mr. Gagné, a retired executive, has extensive experience in the natural resource sector, including as President and Chief Executive Officer of Avenor Inc. (now part of Resolute Forest Products). He is also a Chartered Accountant and holds the CPA, CA designation.

Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth as Lead Director from 2009 to March 2015. He was Lead Director of Norbord from May 2015 to completion of the Acquisition. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.

Ms. Lawson is a Corporate Director who recently retired after 32 years with Scotiabank. She was Executive Vice President, Global Head, Financial Institutions and Transaction Banking from 2014 to 2018. Prior thereto she served in several senior management positions, including Deputy Head of Corporate Banking and Vice President of Internal Audit.

Ms. McMorrow is a Corporate Director, including for certain private companies and not-for-profit corporations, and is a Chartered Accountant and holds the FCPA, FCA designation. She was a senior client assurance partner with Ernst & Young LLP, a global professional services firm until her retirement in 2016.

Ms. Nemchev is President and Chief Executive Officer of tvONE Inc., a manufacturer and engineering company of professional audio and video equipment. She was President, Audio/Video Controls Segment of Nortek Inc., an air management and connectivity and control company in 2014 and from 2013 to 2014 was Vice President, Business Transformation. From 2010 to 2013, she was Vice President, Product and Strategic Marketing of Stanley Black and Decker.

As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by

Norbord Inc.	2020 Annual Information Form	Page 21

the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditors’ independence.

Audit Fees

For the year 2020, Norbord paid or accrued a total of $1.6 million (2019 – $1.4 million) to the Company’s auditors for all services. The following provides details on these billings:

Service (US $ millions)	2020	2019
Audit	$1.5	$1.2
Audit-related	0.1	0.1
Tax(1)	—	0.1
Other	—	—
Total	$1.6	$1.4

(1)	Fees paid for tax services in 2020 were less than $0.1 million.

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings or bond offerings.

Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.

Tax services include tax advisory and compliance services.

Norbord did not engage the Company’s auditors to perform other non-audit services.

None of the audit-related fees, tax fees and other fees listed above were approved by the Audit Committee pursuant to a waiver of its pre-approval policies in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of the US Securities and Exchange Commission Regulation S-X in 2020 or 2019.

INTERESTS OF EXPERTS

The Company’s auditors are KPMG LLP, an independent public accounting firm of Toronto, Canada. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional financial information about the Company is included in Norbord’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020.

These documents and additional information about the Company and its operations can be found on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For more information regarding West Fraser, see West Fraser’s Annual Information Form dated February 11, 2021, together with its audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, available on West Fraser’s SEDAR profile, and for more information regarding the Acquisition, see Norbord’s Management Proxy Circular dated December 15, 2020.

Norbord Inc.	2020 Annual Information Form	Page 22

GLOSSARY

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

MMBTU: million British Thermal Units

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Norbord Inc.	2020 Annual Information Form	Page 23

APPENDIX A – AUDIT COMMITTEE – TERMS OF REFERENCE

A.    Role of Audit Committee

The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Company including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Company and the internal audit function. Management is responsible for the preparation, presentation and integrity of the financial statements and for establishing and maintaining the above noted controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

B.    Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

1.	Financial information and reporting -

(a)	to review and discuss with management and the external auditor, as appropriate:

(i)	the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii)	other releases containing information taken from the Company’s financial statements prior to their release; and

(b)	to recommend to the Board for approval the quarterly and annual financial filings;

(c)	to review the Company’s financial reporting and accounting policies and any proposed material changes to them or their application; and

(d)

to meet privately with the person responsible for the Company’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern.

2.	Internal controls - to review the Company’s system of internal controls with the Chief Financial Officer (CFO), internal auditor, external auditor and others, as appropriate.

3.	Internal audit –

(a)	to periodically review and approve the internal audit charter;

(b)	to provide input to management on the appointment, termination, compensation and evaluation of the head of internal audit;

(c)	to review and approve the annual internal audit plan;

(d)	to review progress and results against internal audit plan and any other initiatives requested by the Audit Committee;

(e)	to monitor internal audit’s quality assurance, including results of internal and external assessments at least every five years;

(f)	to confirm the organizational independence of the internal audit function at least annually;

(g)

to communicate directly with the internal auditor and to meet privately with the internal auditor as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less than quarterly, to discuss any items of concern; and

(h)	to evaluate the performance of the internal audit function, at least annually.

Norbord Inc.	2020 Annual Information Form	Page 24

4.	External audit -

(a)

to recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Company;

(b)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(c)	to pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services;

(d)	to review and approve the annual audit plan of the external auditor;

(e)	to obtain and review at least annually a written report by the external auditor;

(i)	internal quality-control procedures;

(ii)

any material issues raised by the auditor’s internal quality control reviews, or peer reviews, of the auditor or by a governmental or professional authority inquiry or investigation within the preceding five years with respect to any independent audits carried out by the independent auditor and the steps taken to resolve those issues;

(f)

to obtain and review at least annually a written statement by the external auditor describing all of its relationships with the Company and review at least annually the relationships between the Company and the external auditor in order to establish the independence of the external auditor;

(g)	in completing the evaluation of the external auditor, to review and evaluate the lead partner of the auditor and take into account the opinions of management and the internal auditor;

(h)	to consider the regular rotation of the audit engagement team members;

(i)	to oversee the work of the external auditor, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(j)	to communicate directly with the external auditors; and

(k)	to meet privately with the external auditors as frequently as the Committee feels appropriate to fulfill its responsibilities which will not be less than quarterly.

5.

Risk management - to review and monitor the Company’s major financial risks and risk management policies and ensure that appropriate systems are in place to effectively monitor and manage enterprise risks.

6.	Compliance -

(a)

to review the Company’s financial reporting procedures and policies relating to compliance with legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)

to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

C. Composition and Procedures

1.

Size - The Audit Committee will consist of a minimum of three Directors. The members of the Committee and the Chair are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

2.

Qualifications - All members of the Committee must be independent within the meaning of sections 1.4 and 1.5 of National Instrument 52-110. All members of the Committee must be financially literate, i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Company.

Norbord Inc.	2020 Annual Information Form	Page 25

3.

Meetings - The Committee will meet as frequently as it determines is appropriate to fulfill its responsibilities, which will not be less than four times a year and a portion of each meeting will be held without the presence of management. Quorum for meetings will be a majority of the members of the Committee. Notice of meetings of the Committee shall be given not less than 48 hours before the time when the meeting is to be held. The Committee may invite any member of management, employee or other person to attend any of its meetings.

4.

Review of Financial Statements - The Committee will review the Company’s interim unaudited and annual audited financial statements with the CEO and CFO (with the external auditor present) and then the full Board.

5.

Review of CEO and CFO Certification Process - In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

6.

Review of Earnings and Other Releases - The Committee will review with the CFO any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. The Committee will satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

7.

Approval of Audit and Non-Audit Services - In addition to recommending to the Board the external auditor to examine the Company’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity and independence of the external auditor.

8.

Hiring Guidelines for Independent Auditor Employees - The Committee will review and approve guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its Audit Report of the Company’s financial statements in order to ensure the objectivity and independence of the external auditor.

9.

Audit Partner Rotation - The Committee will ensure that the lead audit partner assigned by the external auditor to the Company, as well as the independent review partner charged with reviewing the financial statements of the Company, are changed in accordance with applicable securities laws.

10.

Process for Handling Complaints about Accounting Matters - The Committee has established the following procedure for the receipt and treatment of any complaint received by the Company regarding accounting, internal accounting controls or auditing matters:

(a)	The Company will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)	Copies of complaints received will be sent to the Chair of the Committee;

(c)

All complaints will be investigated by the Company’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(d)

The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Company’s Code of Business Conduct prohibits any Director, officer or employee of the Company from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.

Evaluation - The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

12.	Management - The Committee shall meet privately with members of management as frequently as the Committee feels appropriate to fulfill its responsibilities.

13.

Access to Independent Advisors - The Committee may at any time retain outside advisors and, may request continuing education and/or on-site visits at the expense of the Company, subject to the approval of the Chair of the Board.

Norbord Inc.	2020 Annual Information Form	Page 26

14.	Other Matters - The Committee will conduct reviews and, where appropriate, recommend action by the Board, on matters within its responsibilities and, on:

(a)	The AIF to be filed by the Company;

(b)	Regular reports on outstanding litigation that could have a material effect on the Company;

(c)	An annual certificate of the CEO attesting that all employees of the Company have received and agreed to be bound by the Company’s Code of Business Conduct and as to compliance with the Code;

(d)	An annual report on Cybersecurity and related IT risk management;

(e)	An annual report on officers’ expenses;

(f)	An annual report on consulting and legal fees paid by the Company;

(g)	An annual report on the Company’s insurance coverage and costs; and

(h)	Periodic review of controls over significant taxation matters.

Norbord Inc.	2020 Annual Information Form	Page 27

SCHEDULE B

Management’s Discussion and Analysis of Norbord for the year ended December 31, 2020

FEBRUARY 11, 2021

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2020 relative to 2019. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019.

In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company, up to the closing of the West Fraser acquisition (see Acquisition by West Fraser Timber Co. Ltd. below).

Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations (15 operating) in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 76% of its panel production capacity in North America and 24% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,500 people at December 31, 2020.

The table below summarizes the estimated annual production capacity (stated capacity), in millions of square feet (MMsf) (3/8-inch basis), at year-end for each mill:

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2020
OSB
100 Mile House, British Columbia(1)	—
Barwick, Ontario	510
Bemidji, Minnesota	550
Chambord, Quebec(2)	550
Cordele, Georgia	1,040
Genk, Belgium	450
Grande Prairie, Alberta	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland(3)	945
Jefferson, Texas	500
Joanna, South Carolina	650
La Sarre, Quebec	500
Nacogdoches, Texas	420
8,755

Particleboard
Cowie, Scotland	405
South Molton, England	160
565

MDF
Cowie, Scotland	380
380

Total Panels	9,700

(1)	During 2020, Norbord permanently closed its 100 Mile House mill which had a stated annual production capacity of 440 MMsf.
(2)

In November 2016, Norbord exchanged ownership of its Val-d’Or mill for Louisiana-Pacific Corporation’s curtailed Chambord mill. Production at Chambord has been curtailed since the third quarter of 2008. However, during the fourth quarter of 2020, Norbord announced its intention to restart production in spring 2021.

(3)	During the fourth quarter of 2020, the estimated annual capacity increased from 720 MMsf based on the completion of Phase 2 of the Inverness expansion project.

ACQUISITION BY WEST FRASER TIMBER CO. LTD.

On November 19, 2020, the Company and West Fraser Timber Co. Ltd. (West Fraser) announced that they had entered into an arrangement agreement pursuant to which West Fraser would acquire all of the outstanding common shares of the Company in an all share transaction.

On February 1, 2021, the acquisition of the Company by West Fraser was completed under a plan of arrangement pursuant to which the Company’s shareholders received 0.675 of a West Fraser share for each Norbord common share held (the Acquisition). Following the Acquisition, the Company became a wholly-owned subsidiary of West Fraser and the Company’s common shares were delisted from the TSX and the NYSE. The West Fraser common shares are listed on the TSX and the NYSE under the symbol “WFG”. Further information on the Acquisition and its expected effects on the Company can be found in Norbord’s management proxy circular dated December 15, 2020.

As Norbord and West Fraser operated as separate companies for all of 2020, this MD&A reviews Norbord’s standalone performance during 2020. Further information can also be found in West Fraser’s 2020 Management’s Discussion and Analysis dated February 11, 2021.

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. In this regard, Norbord accomplished the following in 2020:

Financial Goal	2020 Accomplishments
1. Generate cash.	•	Generated record operating cash flow of $829 million.

	•	Generated Adjusted EBITDA of $865 million and ROCE of 55%.

	•	Generated Adjusted EBITDA of $832 million in North American operations from record high benchmark OSB prices.

	•	Generated Adjusted EBITDA of $48 million in European operations, despite significant curtailments taken in response to the impact of COVID-19 on customer demand in the second quarter.

	•	Continued to manage operating working capital at minimal levels.

2. Protect the balance sheet.	•

During the year, Moody’s Investors Service confirmed the Company’s issuer credit rating at Ba1 with a Stable outlook. Standard & Poor’s Ratings Services (S&P) confirmed at BB with a Stable outlook. Upon announcement of the Acquisition, both ratings were placed under review with positive implications. On closing of the Acquisition on February 1, 2021, S&P raised the Company’s issuer credit rating two notches to BBB- with a Stable outlook.

•

Successfully extended the maturity date on the revolving bank lines to May 2022 and increased the commitment from $245 million to $300 million; the lines were undrawn at December 31, 2020 except for $8 million in letters of credit and guarantees.

	•	Repaid $68 million on accounts receivable securitization program; the line was fully undrawn at December 31, 2020.

	•	Ended the year with unutilized available liquidity of $985 million, net debt to capitalization on a book basis of 7% and tangible net worth of $1,403 million.

•

Capital expenditures budget was adjusted through the year to maintain balance sheet flexibility in response to COVID-19 uncertainty with a total of $124 million invested in 2020 (excluding capitalized interest), representing 93% of 2020 depreciation and amortization.

•

In recognition of the evolving impact of COVID-19 on customer demand and the Company’s operating configuration, the quarterly dividend level was reduced to C $0.05 per share in the second quarter from C $0.20 to maintain balance sheet flexibility. As the year progressed and operating results improved, the quarterly dividend level was raised twice, first to C $0.30 and then to C $0.60 per share.

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2020:

Strategic Priority	2020 Performance
1. Develop a world-class safety culture.	•

Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at five mills (Grande Prairie, Alberta; Joanna, South Carolina; Guntown, Mississippi; Nacogdoches, Texas; and Chambord, Quebec).

	•	Due to COVID-19 related travel restrictions, audits under Norbord’s Safety Star program were suspended during the year with a virtual audit piloted in one location.

	•	Built on “Stronger Together” safety brand launched in prior year with a dedicated internal website and media series to foster employee engagement and collaboration.

	•	Overall OSHA recordable injury rate of 0.87 per 100 full-time employees for 2020, 30% lower than 2019.

	•	Published standalone ESG Report setting out specific improvement goals and targets in 11 areas.
2. Pursue growth in OSB.	•	Set annual production records at three mills: High Level, Alberta; Genk, Belgium; and Inverness, Scotland.

	•	Progressed ramp-up of first phase investment at Inverness and completed second phase investment, further expanding capacity by 225 MMsf (3/8” basis).

	•	Continued to prepare curtailed Chambord mill; announced intention to restart in spring 2021.
3. Own high-quality assets with low-cost positions.	•	Completed eighth year of capital reinvestment strategy, focused on increasing the production of specialty products for industrial applications and exports, and reducing manufacturing costs.

	•	Reduced North American cash production costs per unit by 2% despite significant curtailments in response to the customer demand impact of COVID-19 in the second quarter.

	•	Permanently closed 100 Mile House, British Columbia mill due to wood supply shortage and high wood prices in the area which did not support the economic operation of the mill.

	•	Implemented flexible operating strategy to align production volume with short-term variability and seasonality of demand.

4. Maintain a margin-focused operating culture.	•	Generated $55 million in Margin Improvement Program (MIP) gains from improved productivity and product mix, in line with Norbord’s best-ever result of $56 million in 2004.

5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments to the repair-and-remodelling sector by 7%.
	•	Increased European OSB shipments to key UK, German and BeNeLux markets by 10%, 5% and 12% respectively.

6. Allocate capital with discipline.	•	Invested $124 million in capital projects to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.

	•	Paid out total dividends of $72 million.

	•	Repurchased 1.1 million common shares under Normal Course Issuer Bid for $28 million.

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2020	2019	2018
SALES AND EARNINGS
Sales	2,407	1,731	2,424
Operating income (loss)	697	(16)	504
Adjusted EBITDA(1)	865	138	724
Earnings (loss)	497	(42)	371
Adjusted earnings (loss) (1)	517	(30)	412
PER COMMON SHARE EARNINGS
Earnings (loss), basic	6.14	(0.51)	4.29
Earnings (loss), diluted	6.14	(0.51)	4.27
Adjusted earnings (loss), basic(1)	6.39	(0.37)	4.76
Adjusted earnings (loss), diluted(1)	6.38	(0.37)	4.74
Dividends declared(2)	1.15	1.40	6.30
BALANCE SHEET
Total assets	2,477	1,921	1,942
Long-term debt(3)	658	657	550
Net debt for financial covenant purposes(1)	106	655	435
Net debt to capitalization, market basis(1)	4%	24%	13%
Net debt to capitalization, book basis(1)	7%	40%	28%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	5,787	6,145	6,484
Europe	1,879	1,831	1,825
Indicative average OSB price
North Central ($/Msf–7/16”)	443	210	351
South East ($/Msf–7/16”)	429	187	315
Western Canada ($/Msf–7/16”)	422	166	307
Europe (€/m3)(4)	252	274	294
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	55%	9%	47%
Return on equity (ROE)(1)	53%	(4)%	42%
Cash provided by operating activities	829	19	608
Cash provided by operating activities per share(1)	10.25	0.23	7.03

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Total sales increased by $676 million or 39% in 2020 primarily due to higher North American OSB prices, partially offset by lower North American shipment volumes and European panel prices.

US homebuilding activity in 2020 recovered from the pullback that started in the second half of 2018, even after pausing in the second quarter due to the onset of the COVID-19 pandemic in North America. The subsequent release of pent-up demand for homebuilding activity drove benchmark prices to all-time highs in the back half of the year. The North American North Central OSB benchmark price averaged $443 per thousand square feet (Msf) (7/16-inch basis) in 2020, while the South East OSB benchmark price averaged $429 per Msf and the Western Canada OSB benchmark price averaged $422 per Msf, up 111%, 129% and 154%, respectively, versus 2019. Norbord’s North American shipment volume decreased 6% in 2020, reflecting the impact of indefinite curtailments taken in the prior year and a pullback in customer demand in the second quarter due to the COVID-19 pandemic, partially offset by increased demand from the repair-and-remodelling sector.

The pandemic impacted Norbord’s European panel customers more negatively than in North America. Despite this pullback, which was particularly acute in the second quarter, OSB demand continued to grow and Norbord’s European total panel shipment volume was higher than the prior year. While average panel prices were lower than the prior year, panels prices started rising in the back half of the year.

Against this market backdrop, Norbord generated operating income of $697 million in 2020, up significantly from an operating loss of $16 million in 2019, and Adjusted EBITDA of $865 million in 2020, also up significantly from $138 million in 2019 primarily due to significantly higher North American OSB prices. Included in 2020 operating income is a net pre-tax non-cash impairment charge of $13 million (see Impairment of Assets and Cordele Line 1 below) and a $10 million pre-tax loss related to the closure of the 100 Mile House, British Columbia mill (see 100 Mile House below) and included in the 2019 operating loss was a pre-tax non-cash impairment charge of $10 million (see Cordele Line 1 below). On the controllable side of the business, Norbord recorded $55 million in MIP gains from improved productivity and richer product mix.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371

Add: Finance costs	43	45	37

Less: Interest income	—	(2)	(4)

Add: Costs on early extinguishment of 2020 Notes	—	10	—

Add: Depreciation and amortization	133	136	134

Add: Income tax expense (recovery)	150	(27)	100
EBITDA	823	120	638

Add: Impairment of assets, net	13	10	80

Add: Loss on disposal of assets	4	3	2

Add: Stock-based compensation and related costs	8	3	4

Add: Costs related to 100 Mile House closure	10	2	—

Add: West Fraser transaction costs	4	—	—

Add: Contract settlement	3	—	—
Adjusted EBITDA(1)	$865	$138	$724

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord recorded earnings of $497 million ($6.14 per basic and diluted share) in 2020 versus a loss of $42 million ($0.51 loss per basic and diluted share) in 2019. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $517 million ($6.39 per basic share and $6.38 per diluted share) in 2020, compared to an Adjusted loss of $30 million ($0.37 loss per basic share and diluted share) in 2019. Adjusted earnings increased in 2020 primarily due to higher Adjusted EBITDA.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Reported income tax expense (recovery)	150	(27)	100
Adjusted pre-tax earnings (loss)	689	(41)	557
Less: Income tax (expense) recovery at statutory rate(1)	(172)	11	(145)
Adjusted earnings (loss)(2)	$517	$(30)	$412

(1)	Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 and 2018 - 26%).
(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.

ROCE was 55% compared to 9% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 9% to 55% and has averaged 26% since 2002. Norbord remains well positioned to benefit from increasing demand for OSB from non-traditional end uses in North America and growing demand in the Company’s core European markets in the years ahead.

2019 COMPARISON AGAINST 2018

Total sales decreased by $693 million or 29% in 2019. In North America, sales decreased by 35% primarily due to lower prices and a 5% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices decreasing by $141, $128 and $141 per Msf, respectively, or 40%, 41% and 46%, respectively, compared to 2018. In Europe, sales decreased by 4% due to lower average panel prices and the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.

Against this market backdrop, Norbord generated an operating loss of $16 million in 2019, down from operating income of $504 million in 2018, and Adjusted EBITDA of $138 million in 2019, down from $724 million in 2018 primarily due to significantly lower North American OSB prices. Included in the 2019 operating loss is a pre-tax non-cash impairment charge of $10 million (see Cordele Line 1 below) and included in 2018 operating income was a pre-tax non-cash impairment charge of $80 million against the 100 Mile House mill’s assets on the reduction in the region’s annual allowable timber harvest. On the controllable side of the business, MIP gains from improved productivity and richer product mix were offset primarily by the efficiency impact of significant production curtailments across the North American mills during the year.

Norbord recorded a loss of $42 million ($0.51 loss per basic and diluted share) in 2019 versus earnings of $371 million ($4.29 per basic share and $4.27 per diluted share) in 2018. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $30 million ($0.37 loss per basic and diluted share) in 2019, compared to Adjusted earnings of $412 million ($4.76 per basic share and $4.74 per diluted share) in 2018. Adjusted earnings declined in 2019 primarily due to lower Adjusted EBITDA.

OUTLOOK FOR 2021

US housing starts remain below the long-term annual average of 1.5 million and have been recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.34 million to 1.55 million in 2021, with an average of 1.45 million, which would represent an increase of 5% over 2020, with single-family starts (which use approximately three times more OSB than multi-family) representing 76% of total forecasted starts, up from 72% in 2020.

According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced approximately 23.0 Bsf (3/8-inch basis) in 2020, which is approximately 96% of the industry’s operating production capacity. Industry experts forecast capacity utilization to increase in 2021, due to improving demand. To align with this increasing demand that Norbord would not have otherwise been able to satisfy from its currently operating mills, Norbord announced the planned restart of its indefinitely curtailed mill in Chambord, Quebec in spring 2021.

The key indicators for the US housing market, including strong new home sales, housing permits and single family starts, minimal new home inventories, and low mortgage rates, continue to provide a positive outlook for OSB demand. Similarly, repair-and-remodelling demand has remained robust and demand from industrial customers has normalized following pandemic-imposed restrictions earlier in 2020. Notwithstanding these positive trends, there remains considerable uncertainty in the broader economic environment as the second wave of COVID-19 plays out. Should conditions change, Norbord is well positioned to respond with its flexible operating strategy.

In Europe, substitution for higher-cost imported plywood continues to drive OSB consumption growth. Norbord expects to produce more OSB in 2021 from the continued ramp-up of the Phase 2 project at the Inverness, Scotland mill, completed in the second half of 2020 (see Inverness Project below).

On the input cost side, European wood prices are expected to continue to decline while all other raw material prices in both North America and Europe are expected to increase marginally. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of approximately $185 million in 2021 for maintenance of business projects (including mobile equipment leases), projects focused on debottlenecking capacity, reducing manufacturing costs, and enhancing process safety across the Company’s mills, as well as the remaining portion to complete the rebuild of the Chambord mill. It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the years ahead.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2020	2019
Sales	2,407	1,731
Adjusted EBITDA(1)	865	138
Adjusted EBITDA margin(1)	36%	8%
Depreciation and amortization	133	136
Additions to property, plant and equipment and intangible assets	128	144
Shipments (MMsf–3/8”)	7,666	7,976
Indicative Average OSB Price
North Central ($/Msf–7/16”)	443	210
South East ($/Msf–7/16”)	429	187
Western Canada ($/Msf–7/16”)	422	166
Europe (€/m3)(2)	252	274

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 75% of Norbord’s panel shipments in 2020. Therefore, results of operations are most affected by changes in North American OSB demand and prices. Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 25% of total shipments in 2020. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

Shipments

(MMsf–3/8”)	2020	2019
North America	5,787	6,145
Europe	1,879	1,831
Total	7,666	7,976

North America

According to the APA, new home construction is the largest end use for the OSB industry in North America, accounting for approximately 58% of OSB consumption in 2020. 2020 US housing starts were up 7% year-over-year to 1.38 million, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.67 million in December, a 5% increase over December 2019. Single-family starts (which use approximately three times more OSB than multi-family) increased by 12%, and represented 72% of total starts, up from 69% in 2019. New home construction has rebounded significantly since the low of 0.55 million in 2009, with the seasonally-adjusted pace of US housing starts above the long-term annual average of 1.5 million for the past three months.

According to the APA, 2020 North American OSB production was in line with 2019 at approximately 23.0 Bsf (3/8-inch basis), representing 69% of total North American structural panel production and 96% of the OSB industry’s operating production capacity (85% of industry installed capacity). This compares to an estimated operating rate of 83% in 2019.

In 2020, North American benchmark OSB prices were significantly higher than in 2019. Prices commenced their ascent at the start of the year, pulling back in the second quarter due to the impact of the COVID-19 pandemic on demand, then climbing dramatically to record highs in the second half of the year. The North Central benchmark OSB price ranged from a low of $220 per Msf (7/16-inch basis) in January to a high of $710 per Msf in December and averaged $443 per Msf for the year. The table below summarizes average benchmark OSB prices by region for the relevant years:

North American Region	% of Norbord’s Estimated Annual Operating Capacity (1)	($2020 /Msf-7/16”	)	($2019 /Msf-7/16”	)
North Central	16%	$443		$210
South East	39%	429		187
Western Canada	25%	422		166

(1)	Based on the annual capacity figures as at December 31, 2020 and excludes the curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

Norbord’s North American shipment volume decreased by 6% in 2020 driven primarily by reduced shipments into the new home construction sector due to the indefinite curtailments of 100 Mile House and Cordele Line 1 in the prior year, as well as production curtailments taken in the second quarter to align with reduced demand due to the COVID-19 pandemic, with growth in the repair-and-remodelling sector providing a partial offset. Approximately 45% of Norbord’s sales volume went to the new home construction sector in 2020, down from the previous year due to the impact of the pandemic on homebuilding. The remaining 55% went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses, both of which were negatively impacted by the pandemic). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.

Europe

In Europe, panel prices continued the decline started in 2019, particularly in the UK where the impact of the pandemic on customer demand was more acute than on the continent. In the UK, where three of Norbord’s four European mills are located, GDP shrank 10%, unemployment rose and housing starts declined largely due to the impact of the pandemic. In Germany, Europe’s largest continental OSB market, GDP growth declined 7% with a slight decline in housing starts from the previous year. Despite these negative macro-economic indicators, Norbord’s European shipment volume increased 3% in 2020 due to strong OSB demand growth more than offsetting the second quarter pandemic impact on customer demand. In local currency terms, average panel prices for the full year declined 9% from 2019, but prices started rebounding in the back half of the year when demand improved as pandemic restrictions eased.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2020, the Pound Sterling ranged from 1.07 to 1.20 versus the Euro and averaged 1.13 compared to 1.14 in 2019.

Sales

(US $ millions)	2020	2019
North America	$1,937	$1,237
Europe	470	494
Total	$2,407	$1,731

Total sales increased by $676 million or 39% in 2020. In North America, sales increased by 57% primarily due to significantly higher prices, partially offset by a 6% decrease in shipment volumes, with the average North Central, South East and Western Canada OSB benchmark prices increasing by $233, $242 and $256 per Msf, respectively, or 111%, 129% and 154%, respectively, compared to 2019. In Europe, sales decreased by 5% due to lower average panel prices, partially offset by a 3% increase in shipment volumes.

Production

(MMsf–3/8”)	2020	2019
North America	5,704	6,199
Europe	1,890	1,858
Total	7,594	8,057

Total production volume decreased by 6% or 463 MMsf (3/8-inch basis) in 2020. The decrease in North America was largely due to indefinite curtailments taken in 2019 and COVID-19 related curtailments taken in the second quarter of 2020. In Europe, the Company’s OSB mills continued to increase production to supply strong demand growth more than offsetting lower production at its particleboard and MDF sites, primarily due to the impact of COVID-19 on customer demand in the second quarter of 2020.

North America

North American production volume decreased by 8% or 495 MMsf (3/8-inch basis) primarily due to curtailments taken in the second quarter to align production volume with reduced customer demand due to the economic impact of the pandemic as well as the indefinite curtailments of 100 Mile House, British Columbia and Line 1 at the Cordele, Georgia mill in 2019. An annual production record was set at the High Level, Alberta mill.

Production has remained suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project below). In December 2020, Norbord announced the planned restart in spring 2021 to meet strong customer demand. This mill represents 7% of Norbord’s annual estimated capacity in North America.

Excluding the Chambord mill and the 100 Mile House mill starting in the fourth quarter of 2020, Norbord’s mills produced at 80% of available capacity in 2020 compared to 85% in 2019. The decrease in capacity utilization was due to the indefinite curtailments taken in the prior year and the impact of the pandemic on customer demand in the second quarter.

Flexible Operating Strategy

Earlier this year and in reaction to the pandemic impact on demand, Norbord recognized the need to implement a more flexible operating strategy across its manufacturing platform. The objective was to be more agile in responding to changing market conditions and customer requirements while containing manufacturing costs through more efficient maintenance planning and execution. This strategy has proven to have significant merit and has been adopted as the Company’s standard operating approach. At the same time, it became clear that the 100 Mile House mill would not have a role to play in the future. As the Company’s highest cost operation, this mill had been indefinitely curtailed since August 2019 in response to a wood supply shortage and rising fibre costs. The region in which the mill is located has been under wood supply pressure for the past decade as a result of the mountain pine beetle epidemic and more recently significant wildfires, leading to a 50% reduction in the region’s annual allowable harvest. Taken together, the current and expected ongoing wood supply shortage made operation of the mill uneconomic and Norbord decided to permanently close 100 Mile House in the fourth quarter of 2020 (see 100 Mile House below).

During the third quarter of 2020, demand for North American OSB rebounded strongly from the initial COVID-19 impact and in response, the Company restarted Cordele Line 1 (which had been indefinitely curtailed in November 2019) on a limited operating schedule to meet customer orders that Norbord would not have otherwise been able to satisfy. Going forward, the line is now part of the flexible operating strategy (see Cordele Line 1 below).

100 Mile House

As a result of the decision to permanently close the 100 Mile House OSB mill, a $10 million charge was recognized in the third quarter of 2020 representing an impairment on the remaining carrying values of this mill’s property, plant and equipment to their recoverable amount determined based on fair value less costs of disposal, as well as to provide for other costs and severance, which was paid out in the fourth quarter of 2020, and inventory. Previously the Company recorded a $2 million charge for severance and related costs in the second quarter of 2019 when the mill was indefinitely curtailed. Norbord had successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta. The mill has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

Cordele Line 1

In November 2019, the Company indefinitely curtailed Line 1 of the two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand at the time, particularly in the South East region. The mill had been operating on a reduced 10/4 schedule since September 5, 2019. As a result, in the third quarter of 2019 the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill’s production equipment. No additional impairment was required for the remaining assets as their recoverable amount was greater than their carrying values. Line 1 has a stated annual production capacity of 440 MMsf (3/8-inch basis), or 6% of the Company’s North American stated annual capacity.

As the line will now continue to operate under the Company’s flexible operating strategy to respond to variability and seasonality of customer demand, the previous impairment charge (of $10 million) was reversed in the fourth quarter of 2020 as the indicators of impairment no longer existed. Separately, a $7 million impairment charge was recorded against the carrying value of certain construction in progress assets at the mill that will not be put into production and therefore have no future value.

Impairment of Assets

Apart from the impairments discussed above, the Company also recorded a non-cash impairment loss of $16 million in 2020 relating to idle production assets at the Grande Prairie, Alberta mill. These assets were deemed to be surplus following a review of the likelihood of their future use based on factors including relevant operating plans, raw material availability and the limited potential for redeployment of these assets.

Europe

European production volume increased 2% or 32 MMsf (3/8-inch basis) in 2020. Annual production records were achieved at the OSB mills in Genk, Belgium and Inverness, Scotland. In addition to customary shutdowns for maintenance and holidays, Norbord’s UK mills took significant curtailments in the second quarter in response to COVID-19 impacts on customer demand. The mills produced at 87% of stated capacity in 2020 down from 88% in 2019. The decrease in capacity utilization is driven by the 225 MMsf restatement of capacity (an 11% increase) from the completion of Phase 2 of the Inverness mill expansion project.

Operating Results

Adjusted EBITDA(1) (US $ millions)	2020	2019
North America	$832	$85
Europe	48	64
Unallocated	(15)	(11)
Total	$865	$138

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $865 million in 2020, compared to $138 million in 2019. North American operations generated Adjusted EBITDA of $832 million, compared to $85 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $48 million, compared to $64 million in 2019.

North America

Norbord’s North American Adjusted EBITDA increased by $747 million primarily due to record benchmark OSB prices in 2020, productivity improvements and lower raw material prices, partially offset by higher mill profit share costs attributed to higher earnings, lower shipment volumes and higher raw material usages.

Europe

Norbord’s European operations Adjusted EBITDA declined by $16 million primarily due to lower average panel prices, partially offset by lower raw material and energy prices.

Corporate

The decline in Adjusted EBITDA in the Unallocated segment was primarily the result of higher bonus costs attributed to higher earnings.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2020 vs. 2019
Adjusted EBITDA(1) – current period	$865
Adjusted EBITDA(1) – comparative period	138
Variance	727
Mill nets(2)	746
Volume(3)	(14)
Key input prices(4)	25
Key input usage(4)	(10)
Mill profit share and bonus	(41)
Other operating costs and foreign exchange(5)	21
Total	$727

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)	The volume variance represents the impact of shipment volume changes across all products.
(4)	The key inputs include fibre, resin, wax and energy.
(5)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results.

On the cost side, fluctuations in uncontrollable raw material prices impact operating costs. In 2020, average resin prices were lower than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. Fibre prices in both North America and Europe were also lower in 2020. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

In 2020, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 2% versus the prior year due to lower raw material prices and improved productivity, partially offset by higher raw material usages.

For 2020, the Company generated MIP gains of $55 million from improved productivity, notably from the Inverness mill,    and product mix. This is in line with Company’s best-ever MIP result in 2014. MIP is measured relative to the prior year at constant prices and exchange rates.

FINANCE COSTS, INTEREST INCOME, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2020	2019
Finance costs	$(43)	$(45)
Interest income	—	2
Depreciation and amortization	(133)	(136)
Income tax (expense) recovery	(150)	27

Finance Costs

Finance costs decreased by $2 million in 2020 primarily due to lower utilization charges from fewer drawings on the accounts receivable program (see Accounts Receivable Securitization).

The effective interest rate on Norbord’s debt-related obligations was 6.0% as at December 31, 2020 (2019 - 6.0%).

Interest Income

Despite significant cash balances in the back half of 2020, less than $1 million (2019 - $2 million) of interest income was earned during the year due to exceptionally low central bank interest rates in response to the COVID-19 economic impact.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the level of investment in production equipment in recent years.

Income Tax

A tax expense of $150 million was recorded in 2020 on pre-tax earnings of $647 million and a tax recovery of $27 million was recorded in 2019 on a pre-tax loss of $69 million. The effective tax rate of 23% (2019 - 39%) differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of non-recurring income tax recoveries.

In 2020, the Company received net cash tax recoveries of $30 million and in 2019 made net cash tax payments of $42 million.

At December 31, 2020, the Company has capital losses of $150 million in Canada that can be carried forward indefinitely, state tax losses of $266 million from operations in the US that expire by 2038, and operating loss carryforwards of €28 million from operations in Belgium that can be carried forward indefinitely. These loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain benefits relating to the above losses have been recognized and included in deferred income tax assets in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and recognizes amounts that, in the judgement of management, are probable to be utilized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2020	2019
Cash provided by operating activities	$829	$19
Cash provided by operating activities per share(1)	10.25	0.23
Operating working capital(1)	121	120
Total working capital(1)	577	202
Additions to property, plant and equipment and intangible assets	128	144
Net debt to capitalization, market basis(1)	4%	24%
Net debt to capitalization, book basis(1)	7%	40%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

At year-end, the Company had unutilized liquidity of $985 million, comprising $568 million in cash and cash equivalents, $292 million in revolving bank lines and $125 million in available drawings under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 4.5 years. Norbord’s net debt for financial covenant purposes was $106 million at December 31, 2020, which includes long-term debt of $665 million less cash and cash equivalents of $568 million plus letters of credit and guarantees of $8 million and other liabilities classified as debt for financial covenant purposes of $1 million.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25% (2023 Notes). See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

Senior Secured Notes Due 2027

The Company’s $350 million senior secured notes due July 2027 bear an interest rate of 5.75% (2027 Notes). See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

Pursuant to the indentures governing the 2023 and 2027 Notes, following the Acquisition, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of Norbord Inc. subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the Norbord notes.

Revolving Bank Lines

Prior to the Acquisition, the Company had an aggregate commitment of $300 million in revolving bank lines which bore interest at money market rates plus a margin that varied with the Company’s credit rating. The maturity date of the aggregate commitment was May 2022. The bank lines were secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with the holders of the 2023 and 2027 Notes. The commitment was terminated on February 1, 2021, upon closing of the Acquisition. See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

The bank lines contained two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	impairment of assets charge for 2018 is excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the 2015 change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes included total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $1,403 million and net debt for financial covenant purposes was $106 million. Net debt to capitalization, book basis, was 7%. The Company was in compliance with the financial covenants at year-end.

Security - Revolving Bank Lines, 2023 Notes and 2027 Notes

Following the repayment and termination of the Company’s revolving bank lines on completion of the Acquisition, the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 Notes and the 2027 Notes was terminated. The termination of the collateral platforms resulted in the discharge of the liens that supported both collateral platforms. The 2023 Notes and the 2027 Notes are now, as a consequence of such termination, unsecured obligations of Norbord Inc.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Long-term debt, principal value	$665	$665
Add: Other long-term debt	—	68
Less: Cash and cash equivalents	(568)	(20)
Net debt	97	713
Less: Other long-term debt	—	(68)
Add: Other liabilities classified as debt for financial covenant purposes	1	2
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$106	$655
Shareholders’ equity	$1,120	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	48	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,403	$999
Total capitalization	$1,509	$1,654
Net debt to capitalization, market basis	4%	24%
Net debt to capitalization, book basis	7%	40%

(1)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

Amortization expense related to debt issue costs for 2020 was $2 million (2019 – $2 million).

Accounts Receivable Securitization

Prior to the Acquisition, the Company had a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Under the program, Norbord transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS had not been met and the transferred accounts receivable remain recorded as an asset. This program was terminated on February 1, 2021 upon closing of the Acquisition.

At year-end, Norbord had transferred but continued to recognize $204 million in trade accounts receivable and recorded drawings of nil as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuated with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company was able to draw under the program at any point in time depended on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $125 million. The amount the Company chose to draw under the program fluctuated with the Company’s cash requirements at that point in time. Any drawings were presented as other long-term debt on the balance sheet and were excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which was based on money market rates plus a margin, and other program fees were recorded as finance costs. During 2020, the utilization charges on drawings ranged from 1.6% to 2.8%.

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, increased by $1 million during the year to $121 million at year-end, compared to $120 million at December 31, 2019. The year-over-year increase was primarily due to higher accounts receivable, partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was primarily attributed to higher North American pricing. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share and bonus accruals due to higher earnings as well as higher accrued capital expenditures. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $577 million as at December 31, 2020, compared to $202 million at December 31, 2019. The increase is attributed to the higher cash balance, partially offset by higher taxes payable and lower taxes receivable.

Operating activities generated $829 million of cash or $10.25 per share in 2020, compared to $19 million or $0.23 per share in 2019. The greater cash generation is commensurate with the increase in Adjusted EBITDA.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

				Payments Due by Period

(US $ millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including interest	$855	$40	$405	$60	$350
Purchase commitments	119	33	32	12	42
Lease obligations	24	9	6	5	4
Reforestation obligations	5	2	1	1	1
Total	$1,003	$84	$444	$78	$397

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS

Investment in Property, Plant and Equipment

(US $ millions)	2020	2019
Increased productivity and cost reduction	$38	$31
Maintenance of business	36	43
Inverness project	19	28
Chambord rebuild	7	24
Right of use leases	12	3
Environmental and safety	8	10
Capitalized interest	4	2
Total	$124	$141

The focus of the Company’s capital reinvestment strategy is to improve production efficiency and product mix, reduce manufacturing costs and maintain the Company’s assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2020 was $124 million ($128 million including intangible assets), representing approximately 93% of depreciation and amortization (71% excluding the capital expenditures on the specific projects discussed below).

Key 2020 and 2019 projects included the second phase of the Inverness project and the ongoing rebuild project at the Chambord mill (both described below).

Norbord is planning to make capital investments of approximately $185 million in 2021 for maintenance of business projects and projects focused on debottlenecking capacity, reducing manufacturing costs across the mills, and enhancing process safety across the mills, as well as the remaining portion to complete the rebuild of the Chambord mill (described below). It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports, as well as leases for mobile production equipment and premises. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s access to committed revolving bank lines.

Inverness Project

During the first phase of the project, the Company invested $147 million from 2016 to 2018 to modernize and expand the Company’s Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill’s stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) through the addition of a second wood room and dryer. During 2020, $19 million ($47 million in total) was invested to complete the Phase 2 expansion project. This project is now complete and the state-of-the-art continuous press continues to ramp up towards its restated Phase 2 capacity of 945 MMsf (3/8-inch basis).

Chambord Rebuild Project

Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company’s overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. In December 2020, the Company announced the planned restart of the mill in spring 2021. The project involves replacing the dryers and investing in the wood handling and finishing areas to streamline the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Capital expenditure of $7 million was invested during 2020 ($58 million project-to-date).

Investment in Intangible Assets

In 2020, investment in intangible assets was $4 million (2019 - $3 million) consisting of software acquisition and development costs, and timber rights.

CAPITALIZATION

Common Share Information

At December 31	2020	2019
Shares outstanding (millions)	80.7	81.4
Dividends (US $ millions)	$72	$86
Market price at year-end (C $)	$54.96	$34.73

The decrease in shares outstanding during 2020 was related to share repurchases (see Normal Course Issuer Bid), partially offset by shares issued upon stock option exercises. At January 31, 2021, there were 80.7 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2020 was approximately 355,000 shares compared to approximately 318,000 shares in 2019, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 280,000 shares, up from approximately 180,000 shares in 2019.

Normal Course Issuer Bid (NCIB)

In November 2019, Norbord renewed its NCIB in accordance with TSX rules. Under the NCIB that expired November 4, 2020, Norbord was permitted to purchase up to 4,083,429, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules prior to the bid’s expiry date of November 4, 2020. Daily purchases of common shares could not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX had temporarily doubled the daily purchase limit under all NCIBs such that Norbord was permitted to purchase up to 145,940 shares per day until June 30, 2020.

During the first quarter of 2020, 0.9 million shares were purchased under this bid at a cost of $22 million. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early March. During the third quarter of 2020, the Company resumed purchases under this bid and 0.2 million shares were purchased at a cost of $6 million. Norbord has repurchased a total of 1.4 million shares under this bid at a cost of $33 million and the NCIB was not renewed when it expired in November 2020.

Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the bid were cancelled.

Dividends

Prior to the closing of the Acquisition, Norbord declared dividends on its common shares pursuant to its variable dividend policy which targeted the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors declared the following dividends:

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019 to Q1 2020	0.20
Q2 2020	0.05
Q3 2020	0.30
Q4 2020	0.60

The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities. The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the expectation that free cash flow would be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level was returned to C $0.60 in the fourth quarter of 2018. The dividend level was reduced twice during 2019 in recognition of the impact of weaker than expected North American OSB markets on the Company’s financial results during the year. In the second quarter of 2020, the dividend level was decreased to conserve cash during the initial impact of the COVID-19 pandemic and subsequently increased twice, reflecting the significant improvement in the Company’s operating cash flow.

Stock Options

As at December 31, 2020, options on 1.3 million common shares were outstanding, with 58% vested. The exercise prices for the outstanding options range from C $21.44 to C $46.35, with expiration on various dates up to 2029. In 2020, 0.4 million stock options were exercised (2019 – less than 0.1 million stock options), resulting in the issuance of 0.4 million common shares (2019 – less than 0.1 million common shares) for total proceeds of $6 million (2019 – $1 million).

Upon closing of the Acquisition, each outstanding Norbord option was exchanged for a replacement option to acquire West Fraser shares. Both the number of options and the exercise price were converted at the 0.675 exchange ratio.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2020:

Brookfield

As at December 31, 2020, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Prior to the Acquisition, the Company periodically engaged the services of Brookfield for various financial, real estate and other business services. In 2020, the fees for services rendered were $1 million (2019 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2020, net sales of $47 million (2019 – $71 million) were made to Interex. At year-end, $3 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 - less than $1 million).

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2020	2019
Salaries, incentives and short-term benefits	$5	$3
Share-based awards	3	2
	$8	$5

SELECTED QUARTERLY INFORMATION

				2020				2019

(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	794	725	421	467	373	435	447	476
Operating income (loss)	352	274	31	40	(8)	(12)	(2)	6
Adjusted EBITDA(1)	384	322	84	75	27	33	36	42
Earnings (loss)	256	203	18	20	(12)	(17)	(14)	1
Adjusted earnings (loss)(1)	261	204	31	21	(11)	(9)	(8)	(2)
PER COMMON SHARE EARNINGS
Earnings (loss), basic	3.17	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01
Earnings (loss), diluted	3.16	2.51	0.22	0.25	(0.15)	(0.21)	(0.17)	0.01
Adjusted earnings (loss), basic(1)	3.23	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)
Adjusted earnings (loss), diluted(1)	3.23	2.52	0.38	0.26	(0.13)	(0.11)	(0.10)	(0.02)
Dividends declared(2)	0.60	0.30	0.05	0.20	0.20	0.40	0.40	0.40
BALANCE SHEET
Total assets	2,477	2,112	1,785	1,904	1,921	1,862	2,207	1,942
Long-term debt	658	658	657	677	657	656	896	550
Net debt for financial covenant purposes(1)	106	436	655	665	655	675	601	564
Net debt to capitalization, market basis(1)	4%	18%	26%	26%	24%	25%	20%	17%
Net debt to capitalization, book basis(1)	7%	27%	40%	40%	40%	40%	36%	34%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,405	1,523	1,400	1,459	1,335	1,654	1,587	1,569
Europe	485	493	402	499	396	440	474	521
Indicative average OSB price
North Central ($/Msf–7/16”)	666	578	270	271	223	217	188	211
South East ($/Msf–7/16”)	644	572	262	251	199	168	186	197
Western Canada ($/Msf–7/16”)	643	579	224	255	190	164	153	160
Europe (€/m3)(3)	264	253	251	241	247	269	285	287
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	101%	83%	21%	18%	7%	8%	9%	10%
Return on equity (ROE)(1)	101%	97%	17%	11%	(6)%	(5)%	(4)%	(1)%
Cash provided by (used for) operating activities	403	262	125	39	28	52	36	(97)
Cash provided by (used for) operating activities per share(1)	4.99	3.24	1.55	0.48	0.34	0.64	0.44	(1.18)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months. Operating working capital is also impacted by performance-based incentive accruals which are typically built up over the year and paid out in the first quarter of the subsequent year.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the realized North American OSB price, when operations are running at full capacity (as of December 31, 2020), is approximately $60 million or $0.74 per basic share (approximately $46 million or $0.57 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. The Company estimates that the annualized impact on Adjusted EBITDA of a €10 per 000 m3 change in the realized European OSB price, when operations are running at full capacity (as of December 31, 2020), is approximately $15 million or $0.19 per basic share. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, volume and trade discounts, and negotiated prices on industrial and export products cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and had generally been trending downwards since the fourth quarter of 2018, bottomed in the second quarter of 2020 and have since been trending upward.

Norbord has significant exposure to the Canadian dollar with approximately 34% of its global (47% of North America) panel production capacity located in Canada (as at December 31, 2020). The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all five of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company’s European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Costs Related to 100 Mile House Closure – Included in the third quarter of 2020 is a $10 million ($0.12 per basic and diluted share) pre-tax loss related to a non-cash impairment charge, and severance and other related costs resulting from the permanent closure of the 100 Mile House mill (see 100 Mile House). Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the announcement to indefinitely curtail the 100 Mile House mill effective in August 2019.

Impairment of Assets – Included in the fourth quarter of 2020 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax gain related to a reversal of impairment at the Company’s Cordele mill (see Cordele Line 1) and a separate $7 million ($0.09 per basic and diluted share) non-cash pre-tax loss related to an impairment charge on certain construction-in-progress assets at the Cordele mill. Included in the second quarter of 2020 is a $16 million ($0.20 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Grande Prairie mill (see Impairment of Assets). Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Cordele mill (see Cordele Line 1).

Loss on Disposal of Assets – Included in the fourth quarter of 2020 is a $1 million ($0.01 per basic and diluted share) non-cash loss related to the disposal of obsolete production equipment. Included in the second quarter of 2020 is a $3 million ($0.04 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies and on the disposal of obsolete production equipment. Included in the fourth quarter of 2019 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter.

West Fraser Transaction Costs – Included in the fourth quarter of 2020 is $4 million ($0.05 per basic and diluted share) of costs incurred on the Acquisition.

Contract Settlement – Included in the fourth quarter of 2020 is $3 million ($0.03 per basic and diluted share) for a one-time settlement of a contract dispute.

Stock-based Compensation and Related Costs – Included in the fourth quarter of 2020 is $4 million ($0.05 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third and second quarters of 2020 is $2 million ($0.02 per basic and diluted share) of similar costs. Included in the fourth, second and first quarters of 2019 is $1 million ($0.01 per basic and diluted share) of similar costs.

Costs on Early Debt Extinguishment - Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Earnings (loss)	$256	$203	$18	$20	$(12)	$(17)	$(14)	$1
Add: (Reversal) impairment of assets, net	(3)	—	16	—	—	10	—	—
Add: Loss on disposal of assets	1	—	3	—	2	—	1	—
Add: Stock-based compensation and related costs	4	2	2	—	1	—	1	1
Add: Costs related to 100 Mile House closure	—	10	—	—	—	—	2	—
Add: West Fraser transaction costs	4	—	—	—	—	—	—	—
Add: Contract settlement	3	—	—	—	—	—	—	—
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	—	10	—
Add: Reported income tax expense (recovery)	78	61	3	8	(6)	(6)	(10)	(5)
Adjusted pre-tax earnings (loss)	343	276	42	28	(15)	(13)	(10)	(3)
Less: Income tax (expense) recovery at statutory rate(1)	(82)	(72)	(11)	(7)	4	4	2	1
Adjusted earnings (loss)	$261	$204	$31	$21	$(11)	$(9)	$(8)	$(2)

(1)

Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 - 26%). Q1 to Q3 of 2020 were based on the 26% rate and a true up for the full year rate of 25% was reflected in Q4.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Earnings (loss)	$256	$203	$18	$20	$(12)	$(17)	$(14)	$1
Add: Finance costs	11	10	10	12	11	11	12	11
Less: Interest income	—	—	—	—	(1)	—	—	(1)
Add: Costs on early extinguishment of 2020 Notes	—	—	—	—	—	—	10	—
Add: Depreciation and amortization	30	36	32	35	32	35	34	35
Add: Income tax expense (recovery)	78	61	3	8	(6)	(6)	(10)	(5)
EBITDA	375	310	63	75	24	23	32	41
Add: (Reversal) impairment of assets, net	(3)	—	16	—	—	10	—	—
Add: Loss on disposal of assets	1	—	3	—	2	—	1	—
Add: Stock-based compensation and related costs	4	2	2	—	1	—	1	1
Add: Costs related to 100 Mile House closure	—	10	—	—	—	—	2	—
Add: West Fraser transaction costs	4	—	—	—	—	—	—	—
Add: Contract settlement	3	—	—	—	—	—	—	—
Adjusted EBITDA	$384	$322	$84	$75	$27	$33	$36	$42

FOURTH QUARTER RESULTS

Sales in the fourth quarter were $794 million, compared to $725 million in the third quarter of 2020 and $373 million in the fourth quarter of 2019. Quarter-over-quarter, sales increased by $69 million primarily due to higher North American OSB prices, partially offset by lower shipment volumes. Year-over-year, sales increased by $421 million primarily due to significantly higher North American OSB prices and higher shipment volumes.

The strong pace of US homebuilding activity continued during what is typically a slower demand season and North American benchmark OSB prices rose further from the prior quarter and were significantly higher year-over-year. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2020 ($/Msf-7/16”)	Q3 2020 ($/Msf-7/16”)	Q4 2019 ($/Msf-7/16”)
North Central	16%	$666	$578	$223
South East	39%	644	572	199
Western Canada	25%	643	579	190

(1)	Based on the annual capacity figures as at December 31, 2020 and excludes the curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.

In local currency terms, European average panel prices were 5% higher quarter-over-quarter and 2% higher year-over-year.

In North America, shipments were 8% lower than the prior quarter but 5% higher than the same quarter last year. The lower shipments quarter-over-quarter reflect fewer fiscal days in the current quarter and maintenance downtime taken during the typical seasonal slowdown in the fourth quarter. Year-over-year, the higher shipments reflect continued strong OSB demand in the second half of 2020. In Europe, shipment volumes were down by 2% compared to the prior quarter but up 22% compared to the same quarter last year. Quarter-over-quarter, lower shipments were primarily due to timing of shipments as well as fewer fiscal days in the current quarter and year-over-year, higher shipments were driven by higher OSB demand supplied by the ramp-up of the reinvested Inverness mill.

Norbord’s North American operating mills produced at 80% of available capacity in the fourth quarter of 2020, compared with 86% in the third quarter of 2020 and 77% in the fourth quarter of 2019. These figures do not include the Chambord mill and exclude the capacity of the 100 Mile House mill effective the fourth quarter of 2020. The reduction against the prior quarter reflects the holiday and maintenance downtime taken in the current quarter, partially offset by the removal of the 100 Mile House capacity on permanent closure. The improvement against the prior year quarter is driven by the removal of the 100 Mile House capacity starting in the current quarter. Norbord’s European mills produced at 88% of stated capacity in the fourth quarter of 2020, compared to 97% in the third quarter of 2020 and 87% in the fourth quarter of 2019. The quarter-over-quarter decline is primarily due to the inclusion of the Phase 2 capacity at Inverness starting in the current quarter. The year-over-year increase is due to the ramp-up of the Inverness mill, which more than offset the inclusion of the Phase 2 capacity starting in the current quarter.

Norbord recorded operating income of $352 million in the fourth quarter of 2020 compared to $274 million in the third quarter of 2020 and an operating loss of $8 million in the fourth quarter of 2019. Operating income for the fourth quarter of 2020 included a net non-cash pre-tax impairment recovery of $3 million (see Cordele Line 1 above). Norbord’s Adjusted EBITDA for the fourth quarter was up $62 million from the third quarter of 2020 and $357 million from the fourth quarter of 2019. The quarter-over-quarter increase in Adjusted EBITDA was primarily due to higher North American and European average panel prices, partially offset by lower shipment volumes and the year-over-year increase was primarily due to higher North American OSB prices and higher shipment volumes.

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2020 vs. Q3 2020	Q4 2020 vs. Q4 2019
Adjusted EBITDA(1) – current period	$384	$384
Adjusted EBITDA(1) – comparative period	322	27
Variance	62	357
Mill nets(2)	121	371
Volume(3)	(44)	12
Key input prices(4)	(5)	1
Key input usage(4)	(4)	(1)
Mill profit share and bonus	(6)	(23)
Other operating costs and foreign exchange(5)	—	(3)
Total	$62	$357

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(3)	The volume variance represents the impact of shipment volume changes across all products.
(4)	The key inputs include fibre, resin, wax and energy.
(5)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

Adjusted EBITDA was generated from the following geographic segments:

(US $ millions)	Q4 2020	Q3 2020	Q4 2019
North America	$370	$310	$20
Europe	20	16	11
Unallocated	(6)	(4)	(4)
Total	$384	$322	$27

Norbord’s North American operations generated Adjusted EBITDA of $370 million in the fourth quarter of 2020 versus $310 million in the third quarter of 2020 and $20 million in the fourth quarter of 2019. Quarter-over-quarter, the increase of $60 million was primarily attributed to higher OSB prices, partially offset by lower shipment volumes (partially due to fewer fiscal days), seasonally higher raw material usages, higher raw material prices and the timing of and costs associated with maintenance shuts. The year-over-year increase of $350 million was primarily attributed to significantly higher OSB prices and improved productivity, partially offset by higher mill profit share costs attributed to higher earnings and the timing of and costs associated with maintenance shuts.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 13% versus the third quarter of 2020 due to the timing of and costs associated with maintenance shuts, higher raw material prices and seasonally higher raw material usages. Unit costs increased by 4% versus the fourth quarter of 2019 due to the timing of and costs associated with maintenance shuts and higher raw material prices, partially offset by improved productivity.

Norbord’s European operations generated Adjusted EBITDA of $20 million in the fourth quarter of 2020, $4 million higher than the third quarter of 2020 and $9 million higher than the same quarter last year. Quarter-over-quarter, higher average panel prices were partially offset by lower shipment volumes (partially due to fewer fiscal days) and higher raw material prices. Year-over-year, higher shipment volumes and average panel prices, and lower resin and energy costs were partially offset by higher maintenance-related costs.

Norbord recorded earnings of $256 million ($3.17 per basic share and $3.16 per diluted share) in the fourth quarter of 2020, versus earnings of $203 million ($2.51 per basic and diluted share) in the third quarter of 2020 and a loss of $12 million ($0.15 loss per basic and diluted share) in the fourth quarter of 2019. Included in the fourth quarter of 2020 was a $3 million non-cash pre-tax net impairment reversal (see Cordele Line 1 above).

Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $261 million ($3.23 per basic and diluted share) in the fourth quarter of 2020 compared to Adjusted earnings of $204 million ($2.52 per basic and diluted share) in the prior quarter and an Adjusted loss of $11 million ($0.13 loss per basic and diluted share) in the fourth quarter of 2019. The movement in Adjusted earnings is driven primarily by fluctuations in Adjusted EBITDA.

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $985 million, comprising $568 million in cash and cash equivalents, $125 million in available drawings under its accounts receivable securitization program and $292 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

At February 11, 2021, Norbord’s long-term debt and issuer ratings were:

	Standard & Poor’s Ratings Services	Moody’s Investors Service
Unsecured notes	BBB-	Ba1
Issuer	BBB-	Ba1
Outlook	Stable	Under Review

Following the announcement of the Acquisition, on November 20, 2020, Moody’s Investors Services announced that Norbord’s Ba1 issuer rating and Ba1 senior secured note rating were placed on review for upgrade. S&P Global Ratings (S&P) also announced on November 20, 2020 that it had placed Norbord’s BB issuer credit rating and BB+ issue–level rating on the company’s secured debt on CreditWatch with positive implications. Upon closing of the Acquisition on February 1, 2021, S&P announced they were aligning Norbord’s ratings with West Fraser’s at BBB- with a stable outlook. Also on February 1, 2021, Moody’s announced they were maintaining Norbord’s Ba1 ratings “under review for possible upgrade” pending clarity on the structural ranking of Norbord’s bonds.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for the Company on January 1, 2020 and did not have any impact on its consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 with regards to sale proceeds before property, plant and equipment is available for intended use. These amendments include the requirement to recognize in earnings any proceeds and related costs from selling items produced while an asset is being prepared for its intended use, and clarify the requirement to capitalize costs of testing whether an asset is functioning properly. The amendments are effective on January 1, 2022. The Company is currently assessing the impact of these amendments on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

Estimates

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2020 are:

(i)	Inventory

The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment or impairment reversal are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases

The Company estimates the initial amount of right-of-use assets and lease obligations to recognize using estimates regarding the Company’s incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows. Additional risks related specifically to the Acquisition and the resultant combined entity can be found in Norbord’s management proxy circular dated December 15, 2020 under the heading “Risks Relating to the Arrangement and the Combined Company”. Also refer to the Risks and Uncertainties discussed in West Fraser’s 2020 Management’s Discussion and Analysis dated February 11, 2021, including without limitation, those risks and uncertainties under the heading “Financial”.

Product Concentration and Cyclicality

OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products, including the US housing market, are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction (primarily in the US, Canada, Western Europe and Japan), seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt and the Company’s share price.

Based on operations running at full capacity (as at December 31, 2020), the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$ 60(1)
OSB – Europe	€10 per 000 m3	15

(1)	Approximately $46 million based upon the last 12 months of production.

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and cash on hand to fund its ongoing operations. Although Norbord has notes maturing in 2023 and 2027 and access to West Fraser’s revolving bank lines, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing and freight costs, availability of key production inputs, continued free access to markets, customer service, product quality and innovation, financial resources and currency exchange rates, as well as excess capacity amongst competitors. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed, making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2020, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord. In addition, credit risk may become concentrated with fewer customers and could impact Norbord’s ability to fully collect on receivables.

Cross Border Trade

Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the US and between the UK and European Union. Access to markets in the US, the European Union and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Changes in Government Policy and Regulation

On June 23, 2016, the UK voted in favour of exiting the European Union, or “Brexit” and this withdrawal was completed on January 31, 2020. Brexit has caused, and is anticipated to continue to cause, uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Further, the stumpage fees on wood fibre purchased from Crown timberlands in certain Canadian provinces is tied to OSB prices. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners.

When Norbord acquires timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability, frequency and severity of these natural events. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Indigenous groups have claimed substantial portions of land in various Canadian provinces over which they claim Indigenous title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

Wood Certification

The majority of the Company’s European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Demand for the Company’s products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or Norbord’s determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	net Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Third-party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control and could affect the Company’s sales and profitability. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, proximity to mill locations, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord’s trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability.

Cyber Security

Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

COVID-19

Norbord’s results may be impacted by risks associated with COVID-19 and the related global reduction in commerce and substantial volatility in stock markets and commodity prices. Health and safety measures instituted to protect Norbord’s employees, voluntary changes and government-imposed restrictions that may apply to Norbord’s operations, and the impact of COVID-19 on customer demand, supply and distribution and other factors may result in a decrease of liquidity, cash flow and/or the valuation of Norbord’s long-lived assets, and Norbord may be unable to achieve its expected returns.

Environmental and Other Regulations

Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

Climate Change

Norbord’s operations are subject to natural or man-made events such as forest fires, floods, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations, and other events that may be associated with or exacerbated by warmer climate conditions. Such events could adversely affect Norbord’s operations, including access to or availability of fibre and other raw materials, or the operations or demand of the Company’s suppliers and customers. In addition, government restrictions, standards or regulations intended to reduce greenhouse gas emissions or potential climate change impacts may increase the Company’s energy, transportation or raw material costs, which could adversely affect Norbord’s financial results.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Norbord is required to review its long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for the Company’s products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.

Tax Exposures

In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Potential Future Changes in Tax Laws, including Tax Rates

The Company’s structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

US Tax Reform Legislation

On December 22, 2017, US federal income tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, since enactment of tax reform proposals has occurred slowly over the past three years and may not become evident for some period of time.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency or going concern deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency or going concern deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. In addition, there have been no changes in Norbord’s internal control over financial reporting during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2020 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment in 2019 and closure in 2020 of the 100 Mile House mill, costs related to the West Fraser transaction, contract settlement costs, and costs on the early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Reported income tax expense (recovery)	150	(27)	100
Adjusted pre-tax earnings (loss)	689	(41)	557
Less: Income tax (expense) recovery at statutory rate(1)	(172)	11	(145)
Adjusted earnings (loss)	$517	$(30)	$412

(1)	Represents Canadian combined federal and provincial statutory rate (2020 - 25%; 2019 and 2018 - 26%).

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment in 2019 and closure in 2020 of the 100 Mile House mill, costs related to the West Fraser transaction, contract settlement costs, and costs on the early extinguishment of the 2020 Notes. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2020	2019	2018
Earnings (loss)	$497	$(42)	$371
Add: Finance costs	43	45	37
Less: Interest income	—	(2)	(4)
Add: Costs on early extinguishment of 2020 Notes	—	10	—
Add: Depreciation and amortization	133	136	134
Add: Income tax expense (recovery)	150	(27)	100
EBITDA	823	120	638
Add: Impairment of assets, net	13	10	80
Add: Loss on disposal of assets	4	3	2
Add: Stock-based compensation and related costs	8	3	4
Add: Costs related to 100 Mile House closure	10	2	—
Add: West Fraser transaction costs	4	—	—
Add: Contract settlement	3	—	—
Adjusted EBITDA	$865	$138	$724

The following tables reconcile Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				2020

(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$805	$48	$(30)	$823
Add: Impairment of assets, net	13	—	—	13
Add: Loss on disposal of assets	4	—	—	4
Add: Stock-based compensation and related costs	—	—	8	8
Add: Costs related to 100 Mile House closure	10	—	—	10
Add: West Fraser transaction costs	—	—	4	4
Add: Contract settlement	—	—	3	3
Adjusted EBITDA	$832	$48	$(15)	$865

				2019

(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$70	$64	$(14)	$120
Add: Impairment of assets	10	—	—	10
Add: Loss on disposal of assets	3	—	—	3
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to 100 Mile House closure	2	—	—	2
Adjusted EBITDA	$85	$64	$(11)	$138

				2018

(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$570	$86	$(18)	$638
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	4	4
Adjusted EBITDA	$652	$86	$(14)	$724

EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on the early extinguishment of the 2020 Notes.

Adjusted EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2020	2019
Accounts receivable	$227	$136
Inventory	225	230
Prepaids	12	13
Accounts payable and accrued liabilities	(343)	(259)
Operating working capital	$121	$120

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2020	2019
Operating working capital	$121	$120
Cash and cash equivalents	568	20
Taxes receivable	—	63
Taxes payable	(112)	(1)
Total working capital	$577	$202

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2020	2019
Property, plant and equipment	$1,417	$1,427
Intangible assets	19	21
Accounts receivable	227	136
Inventory	225	230
Prepaids	12	13
Accounts payable and accrued liabilities	(343)	(259)
Capital employed	$1,557	$1,568

ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by average shareholders’ equity adjusted for the 2018 net impairment of assets charge. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	2020	2019
Shareholders’ equity	$1,120	$704
Add: Impairment of assets (net of tax)	59	59
Shareholders’ equity for ROE	$1,179	$763

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, and letters of credit and guarantees outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2020	2019
Long-term debt, principal value	$665	$665
Add: Other long-term debt	—	68
Less: Cash and cash equivalents	(568)	(20)
Net debt	97	713
Less: Other long-term debt	—	(68)
Add: Other liabilities classified as debt for financial covenant purposes	1	2
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$106	$655

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2020	2019
Shareholders’ equity	$1,120	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income movement(1)	48	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth	$1,403	$999

(1)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration into West Fraser and risks relating to the combined business.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

APPENDIX A

Annual Audited Consolidated Financial Statements of Norbord Inc. as of and for the Years Ended

December 31, 2020 and 2019

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgement. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who were independent of the Company’s significant shareholder prior to the completion of the West Fraser acquisition on February 1, 2021. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER WIJNBERGEN	ROBIN LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 11, 2021

1

KPMG LLP Vaughan Metropolitan Centre 100 New Park Place, Suite 1400 Vaughan ON L4J 0J3 Canada	Telephone Fax Internet	(905) 265-5900 (905) 265-6390 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Norbord Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Norbord Inc. (the Company) as of December 31, 2020 and December 31, 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 11, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income taxes

As discussed in Note 14 to the consolidated financial statements, the Company has deferred income tax liabilities of $200 million and deferred income tax assets of $3 million as of December 31, 2020. The income tax expense for the year ended December 31, 2020 was $150 million. As discussed in Notes 2(n) and 14 to the consolidated financial statements, the Company determines current taxes based on the current year’s taxable income. Deferred income tax assets and liabilities are accounted for using enacted or substantively enacted tax rates expected to apply in the year when the respective asset or liability is expected to be settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. The Company operates in different tax jurisdictions which requires the Company to make judgments in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgments are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of the Company’s tax returns in its operating jurisdictions.

2

We identified the evaluation of income taxes as a critical audit matter. A high degree of auditor judgment was required to assess the Company’s interpretations and application of tax regulations and legislation in the relevant operating jurisdictions. Changes in the assessment of the tax interpretations, regulations and legislation could have a significant impact on the recorded amounts of income taxes.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the identification and application of tax regulations in the determination of the income tax provision. We involved tax professionals with specialized skills and knowledge, who assisted in:

•	assessing the Company’s interpretation of the relevant tax regulations and legislation; and

•	evaluating the Company’s tax positions and transfer pricing arrangements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2007.

Vaughan, Canada

February 11, 2021

3

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents		$568	$20
Accounts receivable	3	227	136
Taxes receivable		—	63
Inventory	4	225	230
Prepaids		12	13
		1,032	462
Non-current assets
Property, plant and equipment	5, 10, 22	1,417	1,427
Intangible assets	6	19	21
Deferred income tax assets	14	3	2
Other assets	7	6	9
		1,445	1,459
		$2,477	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$343	$259
Taxes payable		112	1
		455	260
Non-current liabilities
Long-term debt	8	658	657
Other long-term debt	3	—	68
Other liabilities	9	44	40
Deferred income tax liabilities	14	200	192
		902	957
Shareholders’ equity		1,120	704
		$2,477	$1,921

(See accompanying notes)

Commitments and Contingencies (note 20)

Subsequent Events (notes 1, 3, 8, 15)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
PETER GORDON	PETER WIJNBERGEN

Chair	President and Chief Executive Officer

4

Consolidated Statements of Earnings (Loss)

Years ended December 31, (US $ millions, except per share information)	Note	2020	2019
Sales	22	$2,407	$1,731
Cost of sales		(1,527)	(1,582)
General and administrative expenses		(23)	(14)
Depreciation and amortization	22	(133)	(136)
Loss on disposal of assets, net		(4)	(3)
Impairment of assets, net	5	(13)	(10)
Costs related to 100 Mile House closure	5	(10)	(2)
Operating income (loss)		697	(16)
Non-operating (expense) income:
Finance costs	13	(43)	(45)
Interest income	13	—	2
West Fraser transaction costs	1	(4)	—
Contract settlement		(3)	—
Costs on early extinguishment of 2020 Notes	8	—	(10)
Earnings (loss) before income tax		647	(69)
Income tax (expense) recovery	14	(150)	27
Earnings (loss)		$497	$(42)
Earnings (loss) per common share	16
Basic		$6.14	$(0.51)
Diluted		6.14	(0.51)

(See accompanying notes)

Consolidated Statements of

Comprehensive Income (Loss)

Years ended December 31, (US $ millions)	Note	2020	2019
Earnings (loss)		$497	$(42)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	11	(2)	—
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain on foreign operations	14	14	14
Other comprehensive income, net of tax		12	14
Comprehensive income (loss)		$509	$(28)

(See accompanying notes)

5

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	Note	2020	2019
Share capital	15
Balance, beginning of year		$1,278	$1,280
Issue of common shares upon exercise of options		7	1
Common shares repurchased and cancelled		(18)	(27)
Reverse accrual for common shares repurchased and cancelled under ASPP		—	24
Balance, end of year		$1,267	$1,278
Merger reserve	15	$(96)	$(96)
Contributed surplus	15
Balance, beginning of year		$4	$4
Stock-based compensation		1	1
Stock options exercised		(1)	(1)
Balance, end of year		$4	$4
Retained earnings (deficit)
Balance, beginning of year		$(299)	$(168)
Earnings (loss)		497	(42)
Common share dividends		(72)	(86)
Common shares repurchased and cancelled	15	(10)	(21)
Reverse accrual for common shares repurchased and cancelled under ASPP	15	—	18
Balance, end of year(i)		$116	$(299)
Accumulated other comprehensive loss	15
Balance, beginning of year		$(183)	$(197)
Other comprehensive income, net of tax		12	14
Balance, end of year		$(171)	$(183)
Shareholders’ equity		$1,120	$704

(See accompanying notes)

(i) Retained earnings (deficit) comprised of:
Deficit arising on cashless exercise of warrants in 2013	15	$(263)	$(263)
All other retained earnings (deficit)		379	(36)
		$116	$(299)

6

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	Note	2020	2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$497	$(42)
Items not affecting cash:
Depreciation and amortization	22	133	136
Deferred income tax	14	10	20
Impairment of assets, net	5	13	10
Costs on early extinguishment of 2020 Notes	8	—	10
Costs related to 100 Mile House closure	5	7	1
West Fraser transaction costs		2	—
Contract settlement		3	—
Loss on disposal of assets, net		4	3
Other items	17	5	16
		674	154
Net change in non-cash operating working capital balances	17	(16)	(47)
Net change in taxes receivable and taxes payable		171	(88)
		829	19
Investing activities
Investment in property, plant and equipment		(102)	(146)
Investment in intangible assets		(4)	(4)
		(106)	(150)
Financing activities
Common share dividends paid		(72)	(86)
Accounts receivable securitization (repayment) drawings, net	3	(68)	68
Issuance of debt	8	—	350
Repayment of debt	8	—	(240)
Debt issuance costs	8	(1)	(6)
Premium on early extinguishment of 2020 Notes	8	—	(9)
Issue of common shares	15	6	1
Repurchase of common shares	15	(28)	(48)
Repayment of lease obligations	10	(12)	(10)
		(175)	20
Foreign exchange revaluation on cash and cash equivalents held		—	3
Cash and cash equivalents
Increase (decrease) during year		548	(108)
Balance, beginning of year		20	128
Balance, end of year		$568	$20

(See accompanying notes, including note 17 for supplemental cash flow information)

7

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 mills in the United States (US), Europe and Canada.

Prior to February 1, 2021, Norbord was a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges was “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On November 19, 2020, the Company and West Fraser Timber Co. Ltd. (West Fraser) announced that they had entered into an arrangement agreement pursuant to which West Fraser would acquire all of the outstanding common shares of the Company in an all share transaction.

On February 1, 2021, the acquisition of the Company by West Fraser was completed under a plan of arrangement pursuant to which the Company’s shareholders received 0.675 of a West Fraser share for each Norbord common share held (the Acquisition). Following the Acquisition, the Company became a wholly-owned subsidiary of West Fraser and the Company’s common shares were delisted from the TSX and the NYSE. The West Fraser common shares are listed on the TSX and the NYSE under the symbol “WFG”.

Further information on the Acquisition and its expected effects on the Company can be found in the Company’s management proxy circular dated December 15, 2020.

Prior to the Acquisition, on December 31, 2020, Brookfield controlled approximately 43% of the outstanding common shares of the Company. Subsequent to the Acquisition, on February 1, 2021, Brookfield controls approximately 19% of the outstanding common shares of West Fraser.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). These financial statements were authorized for issuance by the Board of Directors of the Company on February 11, 2021.

(b)    Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)    Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 19) and certain long-lived assets measured at fair value for impairment assessments (as described in note 5).

(d)    Functional and Presentation Currency

The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.

(e)    Foreign Currency Translation

8

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive income (OCI). Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments, if any, in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as general and administrative expenses, with the exception of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities and investment tax credit receivable, if any. Gains and losses on these items are included in earnings and reported as income tax expense. Gains or losses on transactions that economically hedge these items are also included in earnings. Foreign currency-denominated revenue and expenses are translated at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance are considered to form part of the net investment in the foreign operation, are recognized in OCI.

(f)    Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, as well as investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase, which can be readily converted to cash. Cash and cash equivalents are recorded at fair value.

(g)    Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(h)    Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production method. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 2 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(i)    Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 2(h) above.

(j)    Leases

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At inception of a contract, Norbord assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize a right-of-use (ROU) asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and are adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than their recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) above.

Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord’s estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.

Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

(k)    Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and final five years’ salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions for salary escalation, inflation and life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability and any plans with assets in excess of obligations are recorded as an asset. All actuarial gains or losses are recognized immediately through OCI.

(l)    Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments, if any, are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments has been determined based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

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(m)     Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying amount of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(n)    Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax (recovery) expense is recorded.

(o)    Share-based Payments

The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and Directors. Both types of awards are accounted for using the fair value method.

Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liabilities for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.

(p)    Revenue Recognition

Revenue is recognized when control of the goods has transferred to the purchaser and collectibility is reasonably assured. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(q)    Government Grants

Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.

(r)    Impairment of Non-Derivative Financial Assets

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The credit risk of financial assets not classified at fair value through profit or loss is assessed at each reporting date. When the credit risk of a financial asset has increased, a provision for expected credit losses will be recorded and recognized in earnings.

(s)    Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy at which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique, as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(t)    Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect: the reported amounts of assets, liabilities, revenues and expenses; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.    Judgements

Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine their functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.

B.    Estimates

Significant assumptions and estimates used in determining the recorded amounts for assets, liabilities, revenues and expenses in the consolidated financial statements for the year ended December 31, 2020 are:

(i)	Inventory

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The Company estimates the net realizable value of its finished goods and raw materials inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment or impairment reversal are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases

The Company estimates the initial amount of ROU assets and lease obligations to recognize using estimates regarding the Company’s incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(u)    Changes in Accounting Policies

(i)	Financial Instruments

In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for the Company on January 1, 2020 and did not have any impact on its financial statements.

(v)    Future Changes in Accounting Policies

(i)	Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 with regards to sale proceeds before property, plant and equipment is available for intended use. These amendments include the requirement to recognize in earnings any proceeds and related costs from selling items produced while an asset is being prepared for its intended use, and clarify the requirement to capitalize costs of testing whether an asset is functioning properly. The amendments are effective on January 1, 2022. The Company is currently assessing the impact of these amendments on its financial statements.

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NOTE 3. ACCOUNTS RECEIVABLE

Prior to the Acquisition, the Company had the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Under the program, the Company transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS had not been met and the transferred accounts receivable remained recorded as an asset. This program was terminated on February 1, 2021 upon closing of the Acquisition (note 1).

At year-end, the Company had transferred but continued to recognize $204 million (December 31, 2019 – $110 million) in trade accounts receivable, and the Company recorded drawings of $nil as other long-term debt (December 31, 2019 – $68 million) relating to this financing program. The level of accounts receivable transferred under the program fluctuated with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company was able to draw under the program at any point in time depended on the level of accounts receivable transferred and timing of cash settlements, concentration limits and enhancement ratios. At period-end, the Company’s maximum available drawings under the program were $125 million (2019 - $83 million). The amount the Company chose to draw under the program fluctuated with the Company’s cash requirements at that point in time. Any drawings were presented as other long-term debt on the balance sheet and were excluded from the net debt to capitalization calculation for financial covenant purposes (note 18). The utilization charge, which was based on money market rates plus a margin, and other program fees were recorded as finance costs. For the year, the utilization charges on drawings ranged from 1.6% to 2.8% (2019 – 1.6% to 4.1% utilization charges).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Raw materials	$75	$62
Finished goods	67	81
Operating and maintenance supplies	83	87
	$225	$230

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was $22 million (December 31, 2019 – $17 million).

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NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Note	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2018		$12	$375	$1,688	$95	$2,170
Additions(1)		—	—	3	138	141
Initial adoption of IFRS 16	10	3	4	17	—	24
Disposals		—	—	(13)	—	(13)
Transfers		—	4	98	(103)	(1)
Effect of foreign exchange		—	2	3	2	7
December 31, 2019		15	385	1,796	132	2,328
Additions(1)		—	—	11	113	124
Disposals		—	—	(17)	—	(17)
Impairment		—	—	—	(7)	(7)
Transfers		—	4	121	(123)	2
Effect of foreign exchange		—	2	15	3	20
December 31, 2020		$15	$391	$1,926	$118	$2,450
Accumulated depreciation
December 31, 2018		$—	$161	$607	$—	$768
Depreciation		—	19	114	—	133
Disposals		—	—	(11)	—	(11)
Impairment		—	—	10	—	10
Effect of foreign exchange		—	—	1	—	1
December 31, 2019		—	180	721	—	901
Depreciation		—	13	115	—	128
Disposals		—	—	(13)	—	(13)
Impairment		—	—	13	—	13
Effect of foreign exchange		—	—	4	—	4
December 31, 2020		$—	$193	$840	$—	$1,033
Net
December 31, 2019		$15	$205	$1,075	$132	$1,427
December 31, 2020		15	198	1,086	118	1,417

(1)     Net of government grants of nil (2019 – less than $1 million) received related to the Chambord project.

During the third quarter of 2019, the Company indefinitely curtailed its 100 Mile House, British Columbia OSB mill as a result of a wood supply shortage and high wood prices. A $2 million charge was recognized for severance and related costs in the second quarter of 2019. In the third quarter of 2020, the Company decided to permanently close this mill. As a result, an additional $10 million charge has been recognized representing an impairment on the remaining carrying values of this mill’s property, plant and equipment to their recoverable amount determined based on fair value less costs of disposal, as well as to provide for severance and related costs, and inventory.

During the fourth quarter of 2019, the Company indefinitely curtailed Line 1 of its two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand at the time, particularly in the South East region of the United States. As a result, an impairment loss of $10 million was recorded against the carrying values of certain of the mill’s Line 1 production equipment in the third quarter of 2019. In the third quarter of 2020, the Company temporarily restarted Cordele Line 1 on a limited operating schedule to meet customer orders that the Company would not have otherwise been able to satisfy. The line will continue to operate under the Company’s flexible operating strategy to respond quickly to changes in customer demand, therefore the previous impairment charge of $10 million was reversed in December 2020 as the indicators of impairment no longer existed. Separately, during the fourth quarter of 2020, a $7 million impairment charge was recorded against the carrying value of certain construction in progress assets at the mill that will not be put into production and therefore has no future value.

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During the second quarter of 2020, the Company recorded a non-cash impairment loss of $16 million related to idle production assets at the Grande Prairie, Alberta mill. These assets were deemed to be surplus following a review of the likelihood of their future use based on factors including relevant operating plans, raw material availability and the limited potential for redeployment of these assets.

In 2020, interest costs of $4 million (2019 – $2 million) were capitalized and included in the cost of qualifying assets within additions.

NOTE 6. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2018	$43	$(23)	$20
Additions	3	(3)	—
Disposals	(2)	2	—
Transfers	1	—	1
December 31, 2019	45	(24)	21
Additions	4	(5)	(1)
Disposals	(8)	7	(1)
December 31, 2020	$41	$(22)	$19

NOTE 7. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2020	Dec 31, 2019
Defined benefit pension asset	11	$5	$4
Investment tax credit receivable		—	4
Other		1	1
		$6	$9

NOTE 8. LONG-TERM DEBT

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Principal value
6.25% senior secured notes due April 2023	$315	$315
5.75% senior secured notes due July 2027	350	350
	665	665
Less: Unamortized debt issue costs	(7)	(8)
	$658	$657

Maturities of long-term debt are as follows:

(US $ millions)	2021	2022	2023	2024	2025	Thereafter	Total
Maturities of long-term debt	$—	$—	$315	$—	$—	$350	$665

As at December 31, 2020, the weighted average effective interest rate on the Company’s debt-related obligations including other long-term debt was 6.0% (2019 – 5.7%).

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Senior Secured Notes Due 2023

The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25% (the 2023 Notes). The notes ranked pari passu with the Company’s existing senior secured notes due in 2027 and committed revolving bank lines. See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

Senior Secured Notes Due 2027

On June 24, 2019, the Company completed the issuance of $350 million in 5.75% senior secured notes due July 15, 2027 (the 2027 Notes). Debt issue costs of $nil (2019 - $6 million) were incurred in connection with the issuance of the 2027 Notes. The Company used a portion of the new proceeds of the offering of the 2027 Notes to redeem the Company’s then outstanding 5.375% senior secured notes due December 1, 2020 prior to such notes’ maturity. The 2027 Notes ranked pari passu with the the 2023 Notes and committed revolving bank lines. See Security - Revolving Bank Lines, 2023 Notes and 2027 Notes section below.

Pursuant to the indentures governing the 2023 and 2027 Notes, following the Acquisition, the Company is required to make a change of control offer to all holders of the notes, at a purchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest. Any notes that are not tendered to such offer will continue to remain outstanding obligations of Norbord Inc. subject to the terms and conditions of their indentures. Details will be provided in a notice of the offer to be mailed to the holders of the Norbord notes.

Revolving Bank Lines

In May 2020, the Company completed an amendment to its committed revolving bank lines to extend the maturity date of the total aggregate commitment to May 2022 and to increase the aggregate commitment from $245 million to $300 million. Total costs of $1 million were incurred in connection with the renewal of credit facilities. The facility bore interest at money market rates plus a margin that varied with the Company’s credit rating. The bank lines were secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien was shared pari passu with holders of the 2023 and 2027 senior secured notes. The bank lines were terminated on February 1, 2021, upon closing of the Acquisition (note 1).

At year-end, $nil (2019 – $nil) of the revolving bank lines were drawn as cash, $8 million (2019 – $8 million) was utilized for letters of credit and guarantees and $292 million (2019 – $237 million) was available to support short-term liquidity requirements.

The revolving bank lines contained two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 18), of 65%. The Company was in compliance with the financial covenants at year-end.

Security - Revolving Bank Lines, 2023 Notes and 2027 Notes

Following the repayment and termination of the Company’s revolving bank lines on completion of the Acquisition, the collateral platform providing for security over assets of Norbord in favour of the revolving banks was terminated. As a consequence, the collateral platform providing for security over assets of Norbord in favour of the holders of the 2023 Notes and the 2027 Notes was terminated. The termination of the collateral platforms resulted in the discharge of the liens that supported both collateral platforms. The 2023 Notes and the 2027 Notes are now, as a consequence of such termination, unsecured obligations of Norbord Inc.

Debt Issue Costs

Finance expense related to amortization of debt issue costs for 2020 was $2 million (2019 – $2 million).

NOTE 9. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2020	Dec 31, 2019
Defined benefit pension obligations	11	$18	$16
Lease obligations		13	12
Accrued employee benefits	15	8	6
Reforestation obligations		5	4
Unrealized monetary hedge loss	19	—	1
Other		—	1
		$44	$40

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NOTE 10. LEASES

Information about Norbord’s ROU assets included in property, plant and equipment is as follows:

(US $ millions)	Land	Buildings	Production Equipment	Total
January 1, 2019	$3	$4	$17	$24
Additions	—	—	3	3
Depreciation	—	(1)	(8)	(9)
December 31, 2019	3	3	12	18
Additions	—	1	11	12
Depreciation	—	—	(11)	(11)
Transfers	—	—	2	2
December 31, 2020	$3	$4	$14	$21

For the year, $3 million (2019 - $3 million) of payments related to short-term leases was included in cost of sales. For the year, finance costs included $1 million (2019 - $1 million) related to lease liabilities. For the year, total cash outflows related to all leases were $16 million (2019 - $14 million).

Leases of certain production equipment contain residual value guarantees of the ROU assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million (2019 - less than $1 million).

NOTE 11. EMPLOYEE BENEFIT PLANS

Pension Plans

The Company has a number of pension plans in which participation is available to substantially all employees. The Company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

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Information about Norbord’s defined benefit pension obligations and assets is as follows:

(US $ millions)	2020	2019
Change in accrued benefit obligations during the year
Accrued benefit obligations, beginning of year	$158	$144
Current service cost	1	2
Gain on curtailment	—	(1)
Interest on accrued benefit obligations	5	6
Benefits paid	(12)	(13)
Net actuarial gain arising from changes to:
Demographic assumptions	—	(1)
Financial assumptions	16	14
Foreign currency exchange rate impact	3	7
Accrued benefit obligations, end of year(1)	$171	$158
Change in plan assets during the year
Plan assets, beginning of year	$146	$128
Interest income	5	5
Remeasurement gains:
Return on plan assets (excluding interest income)	14	14
Employer contributions	4	6
Benefits paid	(12)	(13)
Foreign currency exchange rate impact	1	6
Plan assets, end of year(1)	$158	$146
Funded status
Accrued benefit obligations	$171	$158
Plan assets	(158)	(146)
Accrued benefit obligations in excess of plan assets(1)	$13	$12

(1) All	plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan, which has been presented as other assets.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2020	2019
Current service cost	$1	$2
Interest cost	—	1
Gain on curtailment	—	(1)
Net pension expense	$1	$2

The significant weighted average actuarial assumptions are as follows:

	2020	2019
Used in calculation of accrued benefit obligations, end of year
Discount rate	2.4%	3.0%
Rate of compensation increase	2.5%	2.3%
Used in calculation of net periodic pension expense for the year
Discount rate	3.0%	3.7%
Rate of compensation increase	2.3%	2.3%

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The impact of a change to the significant actuarial assumptions on the accrued benefit obligations as at December 31, 2020 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(12)	$13
Compensation rate (1.0% change)	2	(2)
Future life expectancy (1 year movement)	5	(5)
Retirement age (1 year movement)	(1)	1

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2020	Dec 31, 2019
Asset category
Fixed income investments	56%	58%
Equity investments	42%	41%
Cash	2%	1%
Total assets	100%	100%

Cost of sales and general and administrative expenses include $13 million (2019 – $14 million) related to contributions to the Company’s defined contribution pension plans.

NOTE 12. EMPLOYEE COMPENSATION AND BENEFITS

Included in cost of sales and general and administrative expenses are the following:

(US $ millions)	2020	2019
Short-term employee compensation and benefits	$219	$185
Long-term employee compensation and benefits	31	35
Share-based compensation	5	4
	$255	$224

NOTE 13. FINANCE COSTS AND INTEREST INCOME

The components of finance costs were as follows:

(US $ millions)	Note	2020	2019
Interest on long-term debt(1)		$36	$35
Interest on other long-term debt	3	1	2
Amortization of debt issue costs	8	2	2
Revolving bank lines fees and other		3	4
		42	43
Net interest expense on net pension obligations	11	—	1
Interest expense on lease obligations	10	1	1
Total finance costs		$43	$45

(1) Net	of capitalized interest of $4 million for 2020 (2019 – $2 million) (note 5).

Interest income consists of income earned on cash and cash equivalents.

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NOTE 14. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The sources of deferred income tax balances are as follows:

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Property, plant and equipment, differences in basis	$(210)	$(209)
Benefit of tax loss carryforwards	6	7
Other temporary differences in basis	7	12
Net deferred income tax liabilities	$(197)	$(190)

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Deferred income tax assets	$3	$2
Deferred income tax liabilities	(200)	(192)
Net deferred income tax liabilities	$(197)	$(190)

As at December 31, 2020, the Company had the following tax losses available for carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
United States – State tax loss	$266	2038
Canada – capital loss	$150	Indefinite
Belgium – trading loss	€28	Indefinite

The loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable. Certain benefits relating to the above losses have been included in deferred income tax assets in the consolidated financial statements. At each balance sheet date, the Company reviews its deferred income tax assets and recognizes amounts that, in the judgement of management, are probable to be utilized. During the year, the Company recognized $6 million in net deferred tax assets (2019 – $5 million in net deferred tax assets derecognized) relating to prior years’ tax losses and temporary differences. Of the total tax losses noted, the Company has not recognized €28 million (2019 – €23 million) loss carryforwards in Belgium, and $123 million (2019 – $122 million) capital loss carryforwards in Canada.

In addition, the Company has not recognized the following tax attributes as at December 31, 2020:

(US $ millions)
United States – State tax loss (2021–2038)	$210
United States – State tax credits (2021–2026)	55

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2020 is $995 million (December 31, 2019 – $872 million).

Income tax recovery (expense) recognized in the statement of earnings comprises the following:

(US $ millions)	2020	2019
Current income tax (expense) recovery	$(140)	$47
Deferred income tax expense	(10)	(20)
Income tax (expense) recovery	$(150)	$27

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The income tax (expense) recovery is calculated as follows:

(US $ millions)	2020	2019
Earnings (loss) before income tax	$647	$(69)
Income tax (expense) recovery at combined Canadian federal and provincial statutory rate of 25% (2019 – 26%)	(162)	18
Effect of:
Rate differences on foreign activities	6	10
Recognition (derecognition) of the benefit of tax losses and other deferred tax assets	6	(5)
Remeasurement of deferred tax liabilities, net	—	4
Income tax (expense) recovery	$(150)	$27
Income tax recovery recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2020	2019
Actuarial loss on post-employment obligations	$(2)	$—
Tax	—	—
Net of tax	$(2)	$—
Foreign currency translation gain on foreign operations	$13	$13
Tax	1	1
Net of tax	$14	$14

NOTE 15. SHAREHOLDERS’ EQUITY

Share Capital

	2020		2019

	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	81.4	$1,278	81.7	$1,280
Issuance of common shares upon exercise of options(1)	0.4	7	—	1
Reverse accrual for shares repurchased and/or cancelled in 2019	—	—	1.6	24
Shares repurchased and cancelled	(1.1)	(18)	(1.8)	(27)
Common shares outstanding, end of year(2)	80.7	$1,267	81.4	$1,278

(1) In 2019, less than 0.1 million common shares were issued as a result of options exercised.

(2) 2019 balance was adjusted due to rounding.

As at December 31, 2020, the authorized capital stock of the Company was as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Normal Course Issuer Bid (NCIB)

In November 2019, the Company renewed its NCIB in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company that expired November 4, 2020 was permitted to purchase up to 4,083,429 of its common shares, representing 5% of Norbord’s public float of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares could not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX temporarily doubled the daily purchase limit such that Norbord was permitted to purchase up to 145,940 shares per day until June 30, 2020.

Under this bid, during 2019, the Company repurchased and cancelled 0.2 million common shares for a total cost of $5 million. Of the total cost, $3 million represents a reduction in share capital and $2 million was charged to retained earnings. During

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2020, the Company repurchased and cancelled 1.1 million common shares for a total cost of $28 million. Of the total cost, $18 million represented a reduction in share capital and the remaining $10 million was charged to retained earnings.

Under its prior NCIB that commenced on November 5, 2018 and expired on November 4, 2019, the Company previously sought and received approval from the TSX to purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules. Daily purchases of common shares could not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. The Company had exhausted its prior NCIB limit.

During the first quarter of 2019, the Company repurchased and cancelled 1.4 million common shares under the automatic share purchase plan (ASPP) entered into in December 2018 for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the NCIB were cancelled.

Merger Reserve

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Contributed Surplus

Contributed surplus comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Share-based Payments

Stock Options

	2020		2019

	Options (millions)	Weighted Average Exercise Price (C $)	Options (millions)	Weighted Average Exercise Price (C $)
Balance, beginning of year	1.7	$32.09	1.6	$31.02
Options granted	—	—	0.2	37.80
Options exercised	(0.4)	21.69	—	19.38
Options forfeited	—	—	(0.1)	35.64
Balance, end of year	1.3	$34.99	1.7	$32.09
Exercisable at year-end	0.8	$32.38	0.9	$27.10

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, no stock options were granted (2019 – 0.2 million stock options) and a stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2019 – $1 million).

The table below outlines the significant assumptions used during the year to estimate the fair value of options granted:

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	2020	2019
Risk-free interest rate	—	1.6%
Expected volatility	—	30%
Dividend yield	—	2.1%
Expected option life (years)	—	5
Share price (in Canadian dollars)	—	$37.37
Exercise price (in Canadian dollars)	—	$37.80
Weighted average fair value per option granted (in Canadian dollars)	—	$5.98

In 2020, 0.4 million common shares (2019 – less than 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $6 million (2019 – $1 million) and $1 million (2019 – less than $1 million) representing the vested fair value of the stock options. The weighted average share price on the date of exercise for 2020 was C $44.88 (2019 – C $35.49).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2020:

		Options Outstanding		Options Exercisable

Range of Exercise Prices (C $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C $)	Options	Weighted Average Exercise Price (C $)
$20.01–$25.00	502	3.45	21.44	502	21.44
$25.01–$30.00	270,000	4.61	27.06	270,000	27.06
$30.01–$35.00	353,002	4.31	32.51	281,002	31.88
$35.01–$40.00	523,000	8.10	37.11	150,000	36.94
$45.01–$50.00	169,000	7.11	46.35	64,000	46.35
	1,315,504	6.25	$34.99	765,504	$32.38

Restricted and Deferred Stock Units

The Company has a Restricted Stock Unit (RSU) Plan for designated employees of the Company and its subsidiaries. An RSU is a unit equivalent in value to a common share. Units credited under this plan vest equally over three years. Vested amounts are paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

The Company also has a Deferred Common Share Unit (DSU) Plan for senior management and Directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of services with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

As at December 31, 2020, the total liability outstanding related to these plans was $10 million (December 31, 2019 – $6 million), of which $6 million (December 31, 2019 – $4 million) is recorded in other liabilities and $4 million (December 31, 2019 – $2 million) is recorded in accounts payable and accrued liabilities.

Upon closing of the Acquisition (note 1), each outstanding Norbord option was exchanged for a replacement option to acquire West Fraser shares. Both the number of options and the exercise price were converted at the 0.675 exchange ratio. Furthermore, each outstanding RSU and DSU was converted at the 0.675 exchange ratio and, going forward, will be valued using the market value of the West Fraser common shares.

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Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2020	Dec 31, 2019
Foreign currency translation loss on investment in foreign operations, net of tax of $(3) (December 31, 2019 – $(4))	$(131)	$(145)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2019 – $3)(1)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $9 (December 31, 2019 – $9)	(32)	(30)
Accumulated other comprehensive loss, net of tax	$(171)	$(183)

(1)	No net investment hedges were entered into during 2020 and 2019.

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;
•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and
•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

NOTE 16. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2020	2019
Earnings (loss) available to common shareholders	$497	$(42)
Common shares (millions):
Weighted average number of common shares outstanding	80.9	81.8
Dilutive stock options(1)	0.1	—
Diluted number of common shares	81.0	81.8
Earnings (loss) per common share:
Basic	$6.14	$(0.51)
Diluted	6.14	(0.51)

(1)

Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At December 31, 2020, there were 0.7 million stock options (December 31, 2019 – 0.9 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	Note	2020	2019
Stock-based compensation		$6	$4
Pension funding greater than expense		(2)	(2)
Cash interest paid (more) less than interest expense		(1)	10
Amortization of debt issue costs	13	2	2
Unrealized loss on outstanding forwards	19	—	1
Unrealized foreign exchange loss on translation of monetary balances		4	2
Other		(4)	(1)
		$5	$16

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The net change in non-cash operating working capital balance comprises:

(US $ millions)		2020	2019
Cash (used for) provided by:
Accounts receivable		$(88)	$13
Prepaids		1	(1)
Inventory		5	(7)
Accounts payable and accrued liabilities		66	(52)
		$(16)	$(47)
Cash interest and income taxes comprise:

(US $ millions)		2020	2019
Cash interest paid		$(45)	$(34)
Cash interest received		—	2
Cash taxes paid		(15)	(70)
Cash taxes received		45	28
The net change in financial liabilities arising from financing activities comprises:

(US $ millions)		2020	2019
Long-term debt		$1	$107
Other long-term debt		(68)	68
Net (decrease) increase in financial liabilities		$(67)	$175
Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Note	2020	2019
Cash movements:
Issuance of debt	8	$—	$350
Repayment of debt	8	—	(240)
Debt issuance costs	8	(1)	(6)
Accounts receivable securitization (repayments) drawings	3	(68)	68
		(69)	172
Non-cash movements:
Amortization of debt issue costs	8	2	2
Costs on early extinguishment of 2020 Notes	8	—	1
		2	3
Net (decrease) increase in financial liabilities		$(67)	$175

NOTE 18. CAPITAL MANAGEMENT

The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.

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Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 19. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risks. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2020, Norbord has economically hedged approximately 2% (December 31, 2019 – 3%) of its 2021 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 52% (2019 – 50%) of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 25% (December 31, 2019 – 25%) of its 2021 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they are considered normal purchases for the purpose of consumption.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro-denominated revenues in Norbord’s UK operations.

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Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling. Refer to Non-Derivative Financial Instruments and Derivative Financial Instruments sections below.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. As at December 31, 2020, the provision for doubtful accounts was less than $1 million (December 31, 2019 – less than $1 million). In 2020, Norbord had one customer (2019 – one customer) whose purchases represented 10% of total sales.

Under an accounts receivable securitization program (note 3), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2020, Norbord recorded drawings of $nil (December 31, 2019 – $68 million) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses. This program was terminated on February 1, 2021 upon closing of the Acquisition (note 1).

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At December 31, 2020, Norbord had $568 million in cash and cash equivalents, $125 million in available drawings under its accounts receivable securitization program and $292 million in unutilized committed revolving bank lines. Refer to Note 8 for subsequent amendments to the revolving bank lines and secured notes.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s long-term financial liabilities:

						Payments Due by Year

(US $ millions)	2021	2022	2023	2024	2025	Thereafter	Total
Principal	$—	$—	$315	$—	$—	$350	$665
Interest	40	40	30	20	20	40	190
Long-term debt, including interest	$40	$40	$345	$20	$20	$390	$855

Note: The above table does not include pension and post-employment benefit plan obligations and lease obligations.

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Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2020		Dec 31, 2019

(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$568	$568	$20	$20
Accounts receivable	Amortized cost	227	227	136	136
Other assets(1)	Amortized cost	1	1	1	1
		$796	$796	$157	$157
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	$343	$343	$259	$259
Long-term debt(2)	Amortized cost	665	718	665	702
Other long-term debt	Amortized cost	—	—	68	68
Other liabilities(1)	Amortized cost	13	13	12	12
		$1,021	$1,074	$1,004	$1,041

(1)	Excludes defined benefit pension asset and obligations and lease obligations scoped out of IFRS 9, Financial instruments (notes 7, 9).

(2)	Principal value of long-term debt excluding debt issue costs of $7 million (2019 – $8 million) (note 8).

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At December 31, 2020, the Company had foreign currency forward contracts with various financial institutions representing a notional amount of C $35 million (December 31, 2019 – C $52 million) in place to buy Canadian dollars and sell US dollars with maturities in January 2021 (December 31, 2019 – buy US dollars and sell Canadian dollars). The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2019 – an unrealized loss of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at year-end and is included in other liabilities. In 2020, net realized gains on the Company’s matured hedges were $3 million (2019 – net realized gains of less than $1 million) and are included in earnings. A one-cent change in the exchange rate would result in a less than $1 million impact.

Euro Cash Flow Hedge

At year-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2019 – €30 million notional amount) in place to buy Pounds Sterling and sell Euros with maturities between January 2021 and June 2021. The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2019 – unrealized gain of less than $1 million). In 2020, realized losses on the Company’s matured hedges were less than $1 million (2019 – less than $1 million). A one-cent change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.

NOTE 20. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance or cash flows.

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The Company has entered into various commitments as follows:

	Payments Due by Period

(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$33	$44	$42	$119
Lease obligations	9	11	4	24
Reforestation obligations	2	2	1	5
	$44	$57	$47	$148

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 21. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Brookfield

As at December 31, 2020, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million (December 31, 2019 – less than $1 million) and are included in other liabilities in the consolidated balance sheets.

Prior to the Acquisition, Norbord engaged the services of Brookfield for various financial, real estate and other business services. In 2020, the fees for services rendered were $1 million (2019 – less than $1 million).

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2020, net sales of $47 million (2019 – $71 million) were made to Interex. At year-end, $3 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2019 – less than $1 million) and is included in other assets.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2020	2019
Salaries, incentives and short-term benefits	$5	$3
Share-based awards	3	2
	$8	$5

30

NOTE 22. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Note				2020
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,937	$470	$—	$2,407
EBITDA(1)		805	48	(30)	823
Depreciation and amortization	5, 6	110	23	—	133
Additions to property, plant and equipment	5	89	35	—	124
Property, plant and equipment	5	1,110	307	—	1,417

					2019
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,237	$494	$—	$1,731
EBITDA(1)		70	64	(14)	120
Depreciation and amortization	5, 6	110	26	—	136
Additions to property, plant and equipment	5	96	45	—	141
Property, plant and equipment	5	1,147	280	—	1,427

(1)

EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

NOTE 23. IMPACT OF COVID-19

As the severity and duration of the COVID-19 pandemic remains uncertain, the Company’s business, financial results and financial condition could be negatively impacted in the future. The Company could experience future impacts as a result of COVID-19, including, but not limited to, the carrying values of the Company’s property, plant and equipment, the measurement of the assets and obligations under its defined benefit pension plans, its estimate of the annual effective tax rate for the year, and its allowance for expected credit losses. At this time, the Company is unable to estimate with a reasonable degree of confidence the extent of the impact of the COVID-19 pandemic on the Company’s future operating financial performance.

NOTE 24. PRIOR PERIOD COMPARATIVES

Certain 2019 figures have been reclassified to conform with the current year’s presentation.

31

APPENDIX B

Unaudited Pro Forma Combined Consolidated Financial Statements as at and for the Year

Ended December 31, 2020

WEST FRASER TIMBER CO. LTD.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED

FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED

DECEMBER 31, 2020

West Fraser Timber Co. Ltd.

Pro forma Unaudited Combined Consolidated Balance Sheet

As at December 31, 2020

(in millions of US dollars, except where indicated)

	West Fraser	Norbord	Reclass Adjustments	Pro forma Adjustments	Notes	Pro forma Combined
Current assets
Cash and short-term investments	$461	$568	$-	$(11)	5j	$1,018
Receivables	277	227	-	-		504
Income taxes receivable	8	-	-	-		8
Inventories	578	225	-	73	5c	876
Prepaid expenses	12	12	-			24
	1,336	1,032	-	62		2,430
Non-current assets
Property, plant and equipment	1,657	1,417	-	645	5d	3,719
Timber licences	372	-	3	7	5a,d	382
Goodwill and other intangibles	591	19	(3)	1,983	5a,e	2,590
Export duty deposits receivable	178	-	-	-		178
Other assets	35	6	-	-		41
Deferred income tax assets	9	3	-	-		12
	$4,178	$2,477	$-	$2,697		$9,352

Current liabilities
Payables and accrued liabilities	$389	$343	$2	-	5a	734
Current portion of long-term debt	7	-	-	-		7
Current portion of reforestation and decommissioning obligations	34	-	3	-	5a	37
Income taxes payable	98	112	-	-		210
	528	455	5	-		988
Non-current liabilities
Long-term debt	500	658	-	60	5g	1,218
Other liabilities	408	44	(5)	-	5a	447
Deferred income tax liabilities	264	200	-	272	5h	736
	1,700	1,357	-	332		3,389

Shareholders’ equity
Share capital	481	1,267	-	2,215	5i	3,963
Contributed surplus and merger reserve	-	(92)	-	106	5f,i	14
Retained earnings and accumulated other comprehensive earnings	1,997	(55)	-	44	5i,j	1,986
	2,478	1,120	-	2,365		5,963
	$4,178	$2,477	$-	$2,697		$9,352

West Fraser Timber Co. Ltd.

Pro forma Unaudited Combined Consolidated Statement of Earnings and Comprehensive Earnings

For the twelve months ended December 31, 2020

(in millions of US dollars, except where indicated)

	West Fraser	Norbord	Reclass Adjustments	Pro forma Adjustments	Notes	Pro forma Combined

Sales	$4,373	$2,407	$-	$(1)	5k	$6,779

Costs and expenses
Cost of products sold	2,559	1,527	(298)	72	5b,c,k	3,860
Freight and other distribution costs	529	-	224	-	5b	753
Export duties	57	-	-	-		57
Amortization	203	133	-	102	5d,e	438
Selling, general and administration	185	23	69	(5)	5b,j	272
Equity-based compensation	9	-	8	6	5b,f	23
Restructuring and impairment charges	-	23	-	-		23
	3,542	1,706	3	175		5,426
Operating earnings	831	701	(3)	(176)		1,353
Finance expense	(27)	(43)	-	15	5g	(55)
Other income (expense)	(14)	(11)	3	3	1,5b	(19)
Earnings before tax	790	647	-	(158)		1,279
Tax expense	(202)	(150)	-	37	5h	(315)
Earnings	$588	$497	$-	$(121)		$964

Earnings per share (dollars)
Basic	$8.56	$6.14			7	7.83
Diluted	$8.56	$6.14			7	7.83

Weighted average number of shares (millions)
Basic	68.7	80.9			7	123.2
Diluted	68.9	81.0			7	123.4

Comprehensive earnings
Earnings	$588	$497	$-	$(121)		$964
Other comprehensive earnings
Translation gain due to change in reporting currency and on foreign operations	32	14	-	(32)	1	14
Actuarial loss on post-retirement benefits	(7)	(2)	-	-		(9)
Comprehensive earnings	$613	$509	$-	$(153)		$969

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

1.	BASIS OF PRESENTATION

These unaudited pro forma combined consolidated financial statements have been prepared to reflect the Transaction (the “Transaction”) between West Fraser Timber Co. Ltd. (the “Company” or “West Fraser”) and Norbord Inc. (“Norbord”), whereby West Fraser acquired all of the issued and outstanding common shares of Norbord (the “Norbord Shares”). The Transaction closed on February 1, 2021.

Change in functional and reporting currency

West Fraser has determined that as a result of the Transaction, the functional currency of its Canadian operations has changed from the Canadian dollar (“CAD”) to the United States dollar (“USD”) as of the close of the Transaction. For purposes of these pro forma financial statements, the change in functional currency was given pro forma effect as of December 31, 2020 for the balance sheet, and January 1, 2020 for the statement of earnings. Management considered a variety of factors when making this decision. The most significant being most sales are made in U.S. dollars, a portion of operating expenses are incurred in U.S. dollars, and increased levels of U.S. dollar financing from the Transaction.

Concurrent with the change in functional currency, West Fraser also changed its reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect the Company’s business activities, following the increased presence in the U.S. as a result of the Transaction and in connection with the listing of West Fraser’s common shares (the “West Fraser Shares”) on the New York Stock Exchange (“NYSE”) on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions, e.g., the Transaction. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates. The restated West Fraser results have applied these transitional rules when preparing the December 31, 2020 balance sheet and fiscal 2020 statement of earnings and comprehensive earnings.

Pro forma rules required us to adjust the 2020 pro forma statement of earnings and comprehensive earnings to apply the change in functional currency as if the Transaction was completed on January 1, 2020. The result was the pro forma elimination of the $32 million translation gain in other comprehensive income and a decrease of foreign currency losses in other expense of $3 million as a result of the pro forma change in functional currency.

To prepare West Fraser’s December 31, 2020 consolidated balance sheet, all assets and liabilities were translated into U.S. dollars at the exchange rate at December 31, 2020 and the equity items were retro-actively restated to effect the change in reporting currency. To prepare West Fraser’s 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate.

Pro forma combined consolidated financial statements

These unaudited pro forma combined consolidated financial statements have been prepared using information derived from, and should be read in conjunction with, the audited consolidated annual financial statements of West Fraser for the year ended December 31, 2020, subject to the change in functional currency from Canadian dollars to U.S. dollars discussed above; and the audited consolidated annual financial statements of Norbord for the year ended December 31, 2020.

The historical annual financial statements of West Fraser and Norbord were prepared in accordance with International Financial Reporting Standards (“IFRS”). These unaudited pro forma combined consolidated financial statements have been compiled from and include:

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

a)	An unaudited pro forma combined consolidated balance sheet as at December 31, 2020 combining:

i.	The consolidated balance sheet of West Fraser as at December 31, 2020, after changing the functional and reporting currency from Canadian dollars to U.S. dollars as noted above;
ii.	The consolidated balance sheet of Norbord as at December 31, 2020; and
iii.	The adjustments described in note 5.

b)	An unaudited pro forma combined consolidated statement of earnings and comprehensive earnings for the year ended December 31, 2020 combining:

i.

The consolidated annual statement of earnings and comprehensive earnings of West Fraser for the year ended December 31, 2020, after changing the functional currency from Canadian dollars to U.S. dollars as noted above;

ii.	The consolidated annual statement of earnings (loss) and comprehensive income (loss) of Norbord for the year ended December 31, 2020; and
iii.	The adjustments described in note 5 and note 1.

The unaudited pro forma combined consolidated balance sheet as at December 31, 2020 reflects the Transaction described in Note 3 as if it was completed on December 31, 2020. The unaudited pro forma combined consolidated statement of earnings and comprehensive earnings for the year ended December 31, 2020 have been prepared as if the Transaction described in Note 3 occurred on January 1, 2020.

The unaudited pro forma combined consolidated financial statements are not intended to reflect the financial performance or the financial position of West Fraser, which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma combined consolidated financial statements, and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred on completion of the Transaction, or other non-recurring charges have been excluded from the unaudited pro forma combined consolidated financial information. Further, the pro forma financial information does not necessarily indicate the results of operations that may be obtained in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma combined consolidated financial statements are set out in West Fraser’s audited annual consolidated financial statements for the year ended December 31, 2020. In preparing the unaudited pro forma combined consolidated financial statements, a preliminary review was undertaken to identify any accounting policy differences between Norbord and those of the Company, where the impact was potentially material and could be reasonably estimated. Certain of Norbord’s assets, liabilities, income, and expenses have been reclassified to conform to West Fraser’s consolidated financial statement presentation.

3.	DESCRIPTION OF THE TRANSACTION

Per the terms of the Transaction, Norbord shareholders received 0.675 of a West Fraser Share for each Norbord Share held (the “Exchange Ratio”). The Transaction closed on February 1, 2021 resulting in the issuance of 54,484,188 Common shares of West Fraser shares at a price of US$63.90 per share (CA$81.94 per share). The price per share is based on the West Fraser Shares’ closing price as listed on the Toronto Stock Exchange (“TSX”) on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

4.	PURCHASE PRICE ALLOCATION

The acquisition of the Norbord Shares by West Fraser, pursuant to the Transaction, constitutes a business combination under IFRS 3, Business Combinations (“IFRS 3”), with West Fraser as the acquirer. Accordingly, West Fraser has applied the principles of IFRS 3 in pro forma accounting for the acquisition of Norbord. For purposes of preparing these pro forma combined consolidated financial statements, the Company has assumed the acquisition occurred at an earlier date, and as such, certain balances will change based on the actual close date information. IFRS 3 requires the Company to allocate the estimated fair value of the purchase consideration to Norbord’s identifiable assets and liabilities at fair value and to recognize goodwill as the excess of the purchase consideration over the fair value of Norbord’s net identifiable assets acquired and liabilities assumed.

As of March 26, 2021, West Fraser has not completed the detailed valuation study necessary to arrive at the final estimates of the fair value of Norbord’s assets to be acquired and liabilities to be assumed. Further, West Fraser has up to a year to finalize the purchase price accounting per IFRS 3. As a result, the purchase price accounting pro forma adjustments are preliminary and subject to change as additional information becomes available and further analysis is performed. The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below.

The pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined consolidated financial information. West Fraser has estimated the fair value of Norbord’s assets and liabilities based on discussions with Norbord’s management, preliminary valuation information, due diligence, and information presented in Norbord’s public filings. The preliminary fair values of assets acquired and liabilities assumed for the purposes of the unaudited pro forma combined consolidated financial statements are summarized in the tables below:

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

West Fraser purchase consideration:
Fair value of 54 million West Fraser Shares issued	$3,482
Fair value of equity-based compensation instruments	24
Consideration	$3,506

Fair value of net assets acquired:
Cash and short-term investments	$568
Accounts receivable	227
Inventories	298
Prepaid expenses	12
Property, plant and equipment	2,062
Timber	10
Other non-current assets	6
Deferred income tax assets	3
Payables and accrued liabilities	(335)
Income tax payable	(112)
Current portion of reforestation and decommissioning obligations	(3)
Long-term debt	(718)
Other non-current liabilities	(39)
Deferred income tax liabilities	(472)
Goodwill and other intangibles	1,999
Net assets acquired	$3,506

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma combined consolidated financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction occurred on December 31, 2020, for the consolidated balance sheet and January 1, 2020, for the consolidated statement of earnings and comprehensive earnings. The Exchange Ratio is specified in the arrangement agreement dated November 18, 2020, between West Fraser and Norbord. West Fraser has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair value of Norbord’s assets acquired and the liabilities assumed, and the related allocations of the purchase price. The valuation studies are expected to be finalized by the end of 2021.

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

Assumptions and adjustments made are as follows:

a)	Reclassifications for consistency of presentation in respect of Norbord’s December 31, 2020 balance sheet and statement of earnings are as follows:

	Reclass 1	Reclass 2	Reclass 3	Total
Balance sheet
Timber licenses	3			3
Goodwill and other intangibles	(3)			(3)
Payables and accrued liabilities		(1)	3	2
Current portion of reforestation and decommissioning obligations		3		3
Other liabilities		(2)	(3)	(5)

1.	Norbord combines timber licenses and other intangible assets, while West Fraser presents these separately.
2.	Norbord includes the current portion of reforestation obligations with payables and accrued liabilities and other liabilities, while West Fraser presents this separately.
3.	Certain long-term liabilities became current on the close of the Transaction.

b)	Reclassifications for consistency of presentation in respect of Norbord’s December 31, 2020 statement of earnings are as follows:

	Reclass 1	Reclass 2	Reclass 3	Reclass 4	Reclass 5	Total
Statement of earnings
Freight and other distribution costs	224					224
Cost of products sold	(224)	(73)	(1)			(298)
Equity-based compensation				8		8
Selling, general and administration		73		(8)	4	69
Other (income) expense			1		(4)	(3)

1.	Norbord includes freight and other distribution costs in cost of products sold, while West Fraser presents this separately.
2.	Norbord includes certain charges in cost of products sold that West Fraser includes in selling, general, and administration expense.
3.	Norbord includes certain foreign exchange gains and losses in cost of goods sold, while West Fraser includes these in other income.
4.	Norbord combines equity-based compensation in selling, general and administration, while West Fraser presents this separately.
5.	Norbord included the 2020 expenses related to the Transaction in other income, while West Fraser included in selling, general, and administration.

c)

The $73 million increase to inventories represents the difference between the estimated fair value on December 31, 2020, and the carrying value of Norbord’s inventories. Accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. The fair value of inventory determined as at December 31, 2020 as part of the pro forma purchase price allocation was expensed in the 2020 pro forma statement of earnings per pro forma financial statement rules. This adjustment will be different when calculated using January 1, 2020 inventory volumes

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

and pricing.

d)

The $645 million increase to property, plant, and equipment and $7 million increase to timber licenses represent the difference between the estimated fair value on December 31, 2020, and Norbord’s carrying value. $55 million of the amortization adjustment in the December 31, 2020 statement of earnings represents the incremental amortization charge from this fair value adjustment.

e)

The $1,983 million increase to goodwill and other intangible assets represents a customer relationship intangible and goodwill, the latter which represents the excess consideration paid over the estimated fair value of Norbord’s net assets. West Fraser has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair value of Norbord’s assets acquired and the liabilities assumed, and the related allocations of the purchase price. The valuation studies are expected to be finalized by the end of 2021. Additional definite and indefinite life intangible assets may be identified as the valuation process continues. $47 million of the amortization adjustment to the December 31, 2020 statement of earnings represents the incremental amortization charge from the customer relationship intangible asset.

f)

Contributed surplus increased by $14 million due to the fair value adjustment of the Norbord share option plans. Equity-based compensation expense increased by $6 million in the December 31, 2020 statement of earnings due to the purchase price accounting adjustment for share options vested during the period.

g)

The $60 million increase to long-term debt represents the estimated fair value adjustment to Norbord’s long-term debt. This amount is accreted into income over the life of the debt resulting in a finance expense recovery of $15 million in the December 31, 2020 statement of earnings.

h)

The $272 million increase in deferred tax liabilities recognized is due to the changes in the balance sheet carrying values for inventories, timber licenses, property, plant, equipment, customer relationship intangible asset, and long-term debt described in notes 5(c), 5(d), 5(e), and 5(g), respectively. A $37 million tax recovery was booked in the December 31, 2020 statement of earnings as a result of these adjustments flowing through the statement of earnings.

i)

The $2,365 million increase in equity is represented by (1) the elimination of historical equity of Norbord, which decreased equity by $1,120 million; (2) an increase of $14 million from the equity-based compensation adjustment described in note 5(f); (3) a decrease of $11 million related to Transaction costs as described in note 5(j); and (4) an increase of $3,482 million from the issuance of 54 million West Fraser Shares to Norbord shareholders at a fair value of US$63.90 (CAD$81.94) per Norbord Share. The price per share is based on the West Fraser Shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

j)

The $11 million decrease to cash and short-term investments and retained earnings and accumulated other comprehensive earnings represents the estimated cash transaction costs expected to be incurred by the Company. These costs are not expected to have a continuing impact on the combined consolidated Company’s results and were recorded as a decrease in retained earnings. The $5 million decrease to selling, general and administration is to remove the transaction costs expensed in Norbord’s and West Fraser’s 2020 statement of earnings as these costs are non-recurring.

k)	The $1 million represents the elimination of sales and cost of products sold for hog fuel sales between West Fraser and Norbord.

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

6.	PRO FORMA SHARE CAPITAL

After giving effect to the pro forma adjustments described in note 5(i), West Fraser’s issued and outstanding share capital on December 31, 2020, and February 1, 2021, the close date of the Transaction, would be as follows:

	Number of Common shares	Amount
Common shares	66,397,144	$481
Class B common shares	2,281,478	-
Issued and outstanding, December 31, 2020	68,678,622	$481
Common shares issued in January 2021	825	-
Common share consideration issued in connection with the Transaction	54,484,188	3,482
Pro forma balance	123,163,635	$3,963

The West Fraser Shares and West Fraser Class B common shares (“West Fraser Class B Shares”) are equal in all respects, including the right to dividends, rights upon dissolution or winding up, and the right to vote, except that each West Fraser Class B Share may at any time be exchanged for one West Fraser Share. Certain circumstances or corporate transactions may require the approval of the holders of the West Fraser Shares and West Fraser Class B Shares on a separate class by class basis.

In connection with the completion of the Transaction, our Common shares began trading on the NYSE on February 1, 2021, under the symbol WFG. At the same time, the symbol on the TSX was also changed from WFT to WFG.

The West Fraser Shares are listed and traded on the TSX and NYSE under the symbol WFG, while the West Fraser Class B Shares are not listed on any exchange.

West Fraser Timber Co. Ltd.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements

As at and for the year ended December 31, 2020

(in millions of U.S. dollars, except where indicated)

7.	PRO FORMA EARNINGS AND PRO FORMA EARNINGS PER SHARE

Pro forma basic and diluted earnings per share for the year ended December 31, 2020, has been calculated based on the actual weighted average number of West Fraser Shares and West Fraser Class B Shares outstanding as well as the number of West Fraser Shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2020:

December 31, 2020
Pro forma earnings
Basic	$964
Share option expense	20
Equity-settled share option adjustment	(2)
Diluted	$982

Weighted average number of shares (thousands)
Basic per West Fraser	68,671
Number of shares issued in Transaction	54,484
Pro forma Basic	123,155
Share options per West Fraser	191
Number of share options replaced in Transaction	73
Pro forma Diluted	123,419

Pro forma earnings per share (dollars)
Basic	7.83
Diluted	7.83